As filed with the Securities and Exchange Commission on February 6, 1996
                                                            Registration No. 33-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                            LEWIS GALOOB TOYS, INC.
             (Exact name of registrant as specified in its charter)

      Delaware                        5040                      94-1716574
 (State or other jurisdiction  (Primary standard industrial   (I.R.S. employer
of incorporation or            classification code number)   identification no.)
      organization)

                              500 Forbes Boulevard
                     South San Francisco, California 94080
                                 (415) 952-1678
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                Mark D. Goldman
                     President and Chief Executive Officer
                            Lewis Galoob Toys, Inc.
                              500 Forbes Boulevard
                     South San Francisco, California 94080
                                 (415) 952-1678
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                            William G. Catron, Esq.
                            Lewis Galoob Toys, Inc.
                              500 Forbes Boulevard
                     South San Francisco, California 94080
                                 (415) 952-1678
                                      and
                           Charles I. Weissman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500


        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.         [ ]
                                                                    -----------

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same
offering.                                                       [ ]
                                                                    -----------

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]







                        CALCULATION OF REGISTRATION FEE

Title of Each Class of                                  Proposed                Proposed Maximum        Amount of
Securities                      Amount to       Maximum Offering Price               Aggregate          Registration
to be Registered              be Registered          Per Security (1)           Offering Price (1)          Fee
=====================================================================================================================
Common Stock, $.01 par value   1,414,422 shares         $12.9375                    $18,299,084            $6,310.03
=====================================================================================================================


(1) Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 457(c), equals the average of the high and low sales prices of the Common Stock on the New York Stock Exchange on January 31, 1996.


        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.






                                LEWIS GALOOB TOYS, INC.
                                 Cross-Reference Sheet
                       Pursuant to Item 501(b) of Regulation S-K


     Form S-1 Item Number and Heading                   Caption or Location in Prospectus
     --------------------------------                   ----------------------------------
1.   Forepart of the Registration Statement and          Facing Page of Registration Statement;
      Outside Front Cover Page of Prospectus             Cross-Reference Sheet; Outside Front
                                                         Cover Page of Prospectus


2.  Inside Front and Outside Back Cover Pages            Inside Front Cover Page and Outside Back
    of Prospectus                                        Cover Page of Prospectus

3.  Summary Information, Risk Factors and                Prospectus Summary; Risk Factors; Not
    Ratio of Earnings to Fixed Charges                   Applicable

4.  Use of Proceeds                                      Prospectus Summary; Use of Proceeds

5.  Determination of Offering Price                      Not Applicable

6.  Dilution                                             Not Applicable

7.  Selling Security Holders                             Outside Front Cover Page; Selling
                                                         Stockholders

8. Plan of Distribution                                  Outside Front Cover Page; Plan of
                                                         Distribution

9. Description of Securities to be Registered            Outside Front Cover Page; Prospectus
                                                         Summary; Dividends; Price Range
                                                         of Common Stock; Description of Capital
                                                         Stock

10. Interests of Named Experts and Counsel               Legal Matters; Experts

11. Information with Respect to the Registrant           Outside Front Cover Page; Prospectus
                                                         Summary; Risk Factors; Dividends; Price
                                                         Range of Common Stock; Capitalization;
                                                         Selected Consolidated Financial Data;
                                                         Management's Discussion and Analysis of
                                                         Financial Condition and Results of
                                                         Operations; Business; Management;
                                                         Executive Compensation; Principal
                                                         Stockholders; Certain Transactions;
                                                         Description of Capital Stock; Index to
                                                         Financial Statements

12. Disclosure of Commission Position on                 Not Applicable
    Indemnification for Securities Act
    Liabilities







INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 6, 1996

PROSPECTUS

                            LEWIS GALOOB TOYS, INC.

                        1,414,422 SHARES OF COMMON STOCK

                  This Prospectus relates to an offering (the "Offering") by certain stockholders (the "Selling Stockholders") of an aggregate of up to 1,414,422 shares of common stock, $.01 par value per share (the "Common Stock"), of Lewis Galoob Toys, Inc. (the "Company"), of which (i) 1,241,895 shares of Common Stock are issuable upon the conversion of $11,500,000 aggregate principal amount of the Company's 8% Convertible Subordinated Debentures due 2000 (the "Debentures") and (ii) an aggregate of 172,527 shares of Common Stock are issuable upon exercise of outstanding warrants (the "Warrants"). All of the Common Stock offered hereby will be sold for the accounts of the Selling Stockholders, and the Company will not receive any proceeds from the Offering, other than the proceeds from the exercise of the Warrants by the Selling Stockholders. All of the shares of Common Stock offered hereby may be sold in the open market, in privately negotiated transactions or otherwise by the holders thereof. See "Selling Stockholders."

                  The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "GAL." On January 31, 1996, the closing price per share of Common Stock, as reported by the NYSE, was $12 3/4.

                  The Selling Stockholders directly, through agents designated from time to time or through dealers or underwriters also to be designated, may sell the Common Stock offered for sale hereby from time to time on terms to be determined at the time of sale. To the extent required, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement.

                  The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Securities may be deemed to be "Underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for certain indemnification arrangements.

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES CERTAIN RISKS.
          SEE "RISK FACTORS" LOCATED AT PAGES 6-9 OF THIS PROSPECTUS.
                           -------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is __________ __, 1996

                               PROSPECTUS SUMMARY

                  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information (including the financial statements and the notes thereto) appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety and should carefully consider the matters set forth in "Risk Factors."



                                  THE COMPANY

                  Lewis Galoob Toys, Inc. (the "Company") designs, develops, markets and sells high quality toys worldwide and has been engaged in the toy business since 1957. The Company's strategies in selecting and developing product lines are to focus primarily on low to medium priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new character licenses.

                  The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business-Distribution and Sales." The Company's products are generally manufactured overseas, primarily in the People's Republic of China ("China").

                  The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. An increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

                  The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to revive, develop, extend and expand its core brand, Micro Machines(R), and to diversify the balance of its other product lines. See "Business-Licensing and Related Rights; Trademarks."

                  Consistent with the extendable product life strategy, the Company's Micro Machines product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the product line will continue to generate significant sales in the immediate future. Micro Machines sales represented 51% of the Company's total revenues in 1994 as compared to 41% in 1993 and 28% in 1992. There can be no assurance that the demand for Micro Machines products will continue at current or previous levels.

                               1995 Product Line


                  The Company's 1995 product line consists of continuations and extensions of the Micro Machines line and introductions of several new product lines, including a new extendable girls' brand, Sky Dancers(TM) dolls.

                  The Micro Machines line includes the continuing licensed vehicles based on the popular Star Wars(R) motion picture trilogy. The Company has also added Star Wars playsets depicting scenes from the movies and including action features, figures and vehicles. Other licensed products include vehicles and figures from the Power Rangers(TM) television series and the James Bond 007(TM) motion picture. There are also new vehicles from the Star Trek(R) and Babylon 5(TM) television series. To extend the Micro Machines segment of military vehicles and troops, new playsets include Night Attack!(TM), with its battery-powered searchlight and multi-missile launcher, as well as FalconWing Skybase(TM) and Orion J-22(TM) Submarine Base transforming playsets. Also under the Micro Machines brand is Z-Bots(R), a line of collectible robot figures, vehicles and playsets.

                  The new and innovative Sky Dancers line of dolls and playsets feature the first known girls' doll that flies. These collectible ballerina dolls fly utilizing a special launcher with pull-cord action created in various themes. The playsets include Magic Rolling Launchers in the shape of a swan and pegasus.

                  The Company's new My Pretty DollHouse line is based on a classic girls' toys play pattern that incorporates the successful concepts of miniaturization and collectibility. This product line consists of modular, finely-decorated miniature dollhouses that come with dolls and other surprise accessories. Also available are coordinated designer Furniture Packs, Back and Front Yard Sets, and snap-on 2nd Story Additions to expand the houses into even bigger mansions.

                  Also introduced is UltraForce(TM), a licensed male action line of dramatic super heroes and villains, vehicles and accessories, based on the Malibu (Marvel) Comics strips and the new syndicated animated television series that premiered in October 1995.


                                    GENERAL


                  The Company was incorporated under the laws of the State of California in 1968. The Company was reincorporated in the State of Delaware in 1987. The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California 94080 and its telephone number is
(415) 952-1678.

                                  THE OFFERING

Common Stock Outstanding as of December 31, 1995(1)...........................    10,089,961 shares

Common Stock Offered by the Company...........................................    None

Common Stock Offered by the Selling Stockholders..............................    1,414,422 shares

Common Stock Outstanding after the Offering(2)................................    11,504,383 shares

NYSE Symbol for the Common Stock..............................................    GAL





(1) Excludes (i) 1,330,092 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, none of which are being offered hereby, (ii) 1,511,871 shares of Common Stock reserved for issuance upon conversion of the Debentures, including 1,241,895 shares of Common Stock being offered by the Selling Stockholders herein, (iii) 567,866 shares of Common Stock reserved for issuance upon exercise of outstanding warrants, including 172,527 shares of Common Stock being offered by the Selling Stockholders herein, and (iv) 2,180,148 shares of Common Stock reserved for issuance upon conversion of the Company's outstanding Depositary Convertible Exchangeable Shares ("Depositary Shares"), each representing 1/10th of a share of the Company's $17.00 Convertible Exchangeable Preferred Stock ("$17.00 Preferred Stock"). See "Capitalization," "Executive Compensation" and "Description of Capital Stock."

(2) Based on Common Stock outstanding as of December 31, 1995. Excludes (i) 1,330,092 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, (ii) 269,976 shares of Common Stock reserved for issuance upon conversion of the Debentures not being offered hereby,
       (iii) 395,339 shares of Common Stock reserved for issuance upon exercise of outstanding warrants not being offered hereby and (iv) 2,180,148 shares of Common Stock reserved for issuance upon conversion of the $17.00 Preferred Stock.
                                          4

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The information set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                                YEARS ENDED DECEMBER 31,
                                   -------------              --------------------------------------------------------------
                                 1995          1994           1994          1993           1992           1991          1990
                                 ----          ----           ----          ----           ----           ----          ----

STATEMENTS OF OPERATIONS
DATA:

Net revenues...............      $137,078      $114,227       $178,792      $134,334        $166,280      $150,636      $126,943
                                 ========      ========       ========      ========        ========      ========      ========

Net earnings (loss)........       (1,421)        12,014         18,424      (10,924)         (2,447)       (7,540)      (29,245)

Preferred stock dividends:
  Paid.....................             -             -              -             -             782         3,127         3,127
  In arrears...............         2,345         2,345          3,127         3,127           2,345            -             -
                                  -------         -----     ----------     ---------        --------    ----------    ---------
Net earnings (loss)
  applicable to common
  shares...................    $  (3,766)      $  9,669        $15,297    $ (14,051)     $   (5,574)     $(10,667)     $(32,372)
                               ==========      ========       ========    ==========     ===========     =========     =========

Net earnings (loss) per common share:
  Primary..................    $   (0.37)     $    0.96       $   1.51     $  (1.47)      $   (0.59)    $   (1.14)    $   (3.48)
                               ==========     =========       ========     =========      ==========    ==========    ==========
  Fully diluted............    $   (0.37)     $    0.91       $   1.41     $  (1.47)      $   (0.59)    $   (1.14)    $   (3.48)
                               ==========     =========       ========     =========      ==========    ==========    ==========
Number of common shares
  and common shares
  equivalents outstanding -
  average..................        10,068        10,047         10,111         9,548           9,400         9,325         9,315

                                  AT SEPTEMBER 30,                                     AT DECEMBER 31,
                                 ------------------           --------------------------------------------------------------
                                 1995          1994           1994          1993           1992           1991          1990
                                 ----          ----           ----          ----           ----           ----          ----
BALANCE SHEET DATA:

Working capital............    $   52,387      $ 47,184      $  53,219      $ 30,813        $ 27,070      $ 29,127      $ 37,914

Total assets...............       117,344        93,653        100,766        71,005          71,604        64,016        75,546

Long-term debt.............        18,256        18,258         18,414        18,608           4,944         5,244         5,541

Shareholders' equity.......        43,425        38,578         44,768        22,162          32,246        35,092        45,610

                                      5

                                  RISK FACTORS


                  In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

HISTORICAL NET LOSSES

                  The Company has sustained a net loss of $32.4 million, $10.7 million, $5.6 million, and $14.1 million for fiscal years 1990, 1991, 1992 and 1993, respectively. The loss in 1990 is largely attributable to the 44% decline in sales from 1989, primarily in the Micro Machines toy line. In 1991 through 1993, the Company put in place a new management team that restructured the product lines resulting in a return to profitability in 1994. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and financial statements of the Company (and related notes thereto) included elsewhere in this document.

CONSUMER PREFERENCES

                  The toy industry is affected by changing consumer preferences, resulting in many products in the toy industry being successfully marketed only for a limited period of time (often one year or less). The toy industry is also affected by shifting cultural and demographic trends and general economic conditions. Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to respond quickly to changes in consumer preferences, and such inability could have an adverse impact on the Company. See "Business."

DEPENDENCE ON SINGLE PRODUCT CATEGORY

                  Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. A decrease in popularity of a particular item during any year could have a material adverse impact on revenues and income for that year. The Micro Machines line of collectible, miniature vehicles and accessories accounted for 51% and 41% of the Company's net revenues for the years 1994 and 1993, respectively. The Company believes this product line is likely to account for a substantial portion of net revenues for fiscal 1995. The Micro Machines line accounted for 42% of net revenues in the nine months ended September 30, 1995. Continuing demand for this product line was strong and shipments for certain new 1995 product lines commenced in the fourth quarter. While the Micro Machines line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines will continue to increase or remain at current levels. See "Business."

SEASONALITY

                  Because of heavy consumer demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis. The results of operations for any quarter are subject to a number of variables and may not reflect the results of operations for the year. Similarly, any comparisons between fiscal periods of successive years may not be indicative of the results of operations for a full year. Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales. See "Business-- Seasonality and Backlog."

FOREIGN OPERATIONS

                  Nearly all of the Company's products are manufactured by unaffiliated parties located in China and, to a lesser extent, other foreign locations. Therefore, the Company could be affected by political or economic disruptions affecting business in such countries. The Company does not carry insurance for political, social or economic unrest or disruptions for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruptions would depend on general factors, including, but not limited to, the nature, extent and location of such unrest or disruptions and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant cost increases likely to be incurred outside of the country involved through to the Company's customers as product price increases. The political unrest in 1989 in China had an insignificant impact on the manufacturing and shipping of the Company's products. There can be no assurance that in the future the Company will not be adversely affected by political or economic disruptions in China or other foreign locations. In addition, changes in the relationship between the United States dollar and the Hong Kong dollar may have an impact on the cost of goods purchased from manufacturers. Further, changes in tariffs could have an adverse effect on the cost of goods imported from the Orient. See "Business-Manufacturing."

COMPETITION

                  The toy industry is highly competitive. The Company competes with several larger toy companies, such as Hasbro, Mattel and Tyco, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, quality of its products, its relationships with inventors, designers and licensors, its distribution, and its overhead and operational controls permit it to compete effectively in the marketplace. See "Business--Competition."

DEPENDENCE ON KEY PERSONS

                  The success of the Company may depend to a significant degree upon the services of Mark D. Goldman, President and Chief Executive Officer of the Company. The Company maintains a key man life insurance policy on Mr. Goldman in the amount of $2,000,000. In addition, the loss of the services of senior management and the inability to attract replacements of these key personnel could have a material adverse effect on the Company. See "Management."

POTENTIAL PRODUCT LIABILITY

                  The Company is engaged in a business which could result in possible claims for injury resulting from the failure of its products. To date, the Company has not been named as a defendant in any product liability lawsuit. While the Company currently maintains product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. A successful claim brought against the Company resulting in a final judgment in excess of its insurance coverage could have a material adverse effect on the Company. See "Business--Government Regulations."

RELIANCE ON MAJOR CUSTOMERS

                  The Company markets and sells its products throughout the world. Sales to customers in the United States accounted for on a consolidated basis approximately 66%, 66% and 65% of net sales in 1994, 1993 and 1992, respectively. In 1994 and 1993, Toys "R" Us, Inc. accounted for 21% of the Company's consolidated net sales. Any decision by Toys "R" Us, Inc. to substantially reduce or cease its purchases from the Company would have a material adverse effect on the Company's business. See "Business--Distribution and Sales."

GOVERNMENT REGULATIONS

                  The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Those laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification for Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high quality, safe products. While the Company believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. See "Business--Government Regulations."

LICENSING AND RELATED RIGHTS

                  The Company normally produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as character licenses, permit the Company to manufacture and market toys based on characters which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most character licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product. In addition, the Company pays royalties to its licensors. Royalties paid by the Company to toy licensors typically range from 2% to 14% of net sales. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines. See "Business - Licensing and Related Rights; Trademarks."

                  The Company is an active participant in the market for character licenses and has obtained domestic and international license rights for most of its products. A determination to acquire a character license must frequently be made before the commercial introduction of the property in which a licensed character appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of a character licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on
                                8
the properties for which it has obtained licenses in an expeditious manner. There can be no assurance that the Company will be able to enter into character licensing arrangements in the future for successful and popular properties on terms acceptable to the Company.


TRADEMARKS AND PROPRIETARY TECHNOLOGY

                  Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected. See "Business--Licensing and Related Rights; Trademarks."

ANTI-TAKEOVER PROVISIONS

                  The Company's Certificate of Incorporation and By-Laws contain, among other things, provisions establishing a classified Board of Directors, authorizing shares of preferred stock with respect to which the Board of Directors of the Company has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders, and requiring the vote of holders of 80% of the voting power of the Company in order to remove directors, amend the By-Laws and approve certain business combinations with "Related Persons." Such provisions may delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock. In addition, such provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company bids for the Common Stock at a premium over the market price of the Common Stock. Such provisions may also adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. See "Description of Capital Stock --Preferred Stock" and "Certain Provisions of the Company's Certificate of Incorporation and By-Laws."

                              USE OF PROCEEDS

                  If all of the holders of the outstanding Warrants held for the respective accounts of the Selling Stockholders named herein elect to exercise their Warrants, the estimated net proceeds to the Company would be approximately $1,488,556 (including expenses of the Offering estimated to be approximately $35,000). The Company intends to apply the net proceeds, if any, received by the Company from the exercise of the Warrants for linking capital and general corporate purposes. The Company will not receive any of the proceeds from this Offering. All of the proceeds from this Offering will be received by the Selling Stockholders.

                                 DIVIDENDS

                  No cash dividends have been declared on the Common Stock by the Company in the last five years. The Board of Directors of the Company has no current plans to pay cash dividends on the Common Stock. The Company's current credit agreement with Congress Financial Corporation (Central) and the terms of its $17.00 Preferred Stock limit the Company's ability to pay cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures" and "Description of Capital Stock--Preferred Stock." In
                                   9
addition, future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                  On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the $17.00 Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of December 31, 1995, the dividend was cumulatively fifteen quarters in arrears, representing a total dividend arrearage of $11.7 million. By the terms of the Certificate of Designations for the $17.00 Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company has consistently maintained that it is not in its best interest to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. Based upon recent results, the Company has been evaluating its alternatives with regard to the $17.00 Preferred Stock. The net earnings (loss) per share calculation includes a provision of the $17.00 Preferred Stock dividends in arrears. No Common Stock dividends may be paid unless all $17.00 Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the $17.00 Preferred Stock exercised their right to elect two directors (Mr. Hoffer Kaback and Mr. George Riordan) to the Board of Directors of the Company. See "Description of Capital Stock--Preferred Stock."

                         PRICE RANGE OF COMMON STOCK

                  The Common Stock has traded on the NYSE (NYSE symbol: GAL) since July 9, 1987. From April 16, 1985 until July 8, 1987, Common Stock was quoted on the NASDAQ National Market System. The following table sets forth for the indicated periods the high and low closing sale prices of the Common Stock as reported by the NYSE:


Fiscal Year                                                               High               Low
----------                                                                ----               ---
1996                  First Quarter                                      $14 1/2              $10 1/2
                       (through February 1, 1996)

1995                  First Quarter                                       $ 7 3/4             $ 5 1/4
                      Second Quarter                                        8 3/8               6
                      Third Quarter                                         9 1/2               6 1/2
                      Fourth Quarter                                       13 5/8               9 1/4

1994                  First Quarter                                       $10 5/8             $ 6 1/8
                      Second Quarter                                        6 7/8               5 1/2
                      Third Quarter                                         8 1/2               6 1/8
                      Fourth Quarter                                        7 3/8               4 3/4

1993                  First Quarter                                       $ 4 1/8             $ 3 1/8
                      Second Quarter                                        3 7/8               3 3/8
                      Third Quarter                                         3 3/4               2 1/2
                      Fourth Quarter                                       10 3/4               4 1/4


                  As of November 27, 1995, there were approximately 1,700 holders of record of the Common Stock.

                                 CAPITALIZATION

                  The following table sets forth the short-term debt and capitalization of the Company at September 30, 1995 and as adjusted to give effect to the issuance of 1,241,895 shares of Common Stock resulting from the conversion of $11,500,000 aggregate principal amount of the Debentures and the exercise of the Warrants to purchase 172,527 shares of Common Stock by the Selling Stockholders. The following table should be read in conjunction with the consolidated financial statements of the Company and the notes related thereto included elsewhere in this Prospectus. See also "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                                                                          SEPTEMBER 30, 1995

                                                                                     ACTUAL          ADJUSTED(1)(2)
                                                                                     ------          --------------
                                                                                              (IN THOUSANDS)
         Short-term debt (including current portion of long-term debt) (3)...........   $25,526          $24,037
                                                                                        =======           ======

         8% Convertible Subordinated Debentures due 2000.............................    14,000            2,500

         Mortgage and other long-term debt (4).......................................     4,256            4,256
                                                                                         ---------       --------

         Total long-term debt .......................................................    18,256            6,756
                                                                                        ---------        --------

         Shareholders' equity:

         Preferred Stock; 1,000,000 shares authorized; 183,950 shares of $17.00
         Convertible Exchangeable Preferred Stock of $200.00 liquidation value
         per share issued and outstanding ...........................................    36,790           36,790

         Common Stock, $.01 par value; 50,000,000 shares authorized; 10,077,265 and
         11,491,687 shares issued and outstanding, actual and as adjusted (5)........       101              115

         Additional paid-in capital..................................................    31,671           44,646

         Retained earnings (deficit).................................................   (24,690)         (24,690)

         Cumulative translation adjustment...........................................      (447)            (447)
                                                                                        ------------     --------

                   Total shareholders' equity........................................    43,425           56,414
                                                                                        -----------      --------

         Total capitalization........................................................   $61,681          $63,170
                                                                                        =======          =======

---------------
(1)     Assumes (i) the conversion of $11,500,000 aggregate principal amount of the Debentures into 1,241,895 shares of Common Stock; (ii) the exercise of warrants to purchase 150,000 shares of Common Stock at an exercise price of $9.50 per share; and (iii) the exercise of warrants to purchase 22,527 shares of Common Stock at an exercise price of $4.375 per share.
(2)     Assumes that the proceeds of the Warrants are used to reduce the Company's short-term debt.
(3)     The current portion of the Company's
        long-term debt aggregated $214,000 at September 30, 1995.
(4)     The Company has recently entered into a new credit agreement which makes available to the Company a maximum credit line of $60,000,000 through March 31,
        1997. For additional information on long-term debt, see "Management's
        Discussion and Analysis of Financial Condition and Results of
        Operations--Liquidity, Financial Resources and Capital Expenditures."

(5) Actual and adjusted outstanding shares do not include (i) 2,180,148 shares of Common Stock reserved for issuance upon conversion of the $17.00 Preferred Stock, (ii) 1,322,217 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, (iii) 269,976 shares of Common Stock reserved for issuance upon exercise of the Debentures not offered hereby or (iv) 395,339 shares of Common Stock reserved for issuance upon exercise of outstanding warrants not offered hereby. Actual outstanding shares also do not include (x) 1,241,895 shares of Common Stock reserved for issuance upon conversion of the Debentures offered by the Selling Stockholders herein or (y) 172,527 shares of Common Stock reserved for issuance upon exercise of the Warrants offered by the Selling Stockholders herein. See "Management's
        Discussion and Analysis of Financial Condition and Results of
        Operations--Liquidity, Financial Resources and Capital Expenditures."

                                     11






                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                  The selected consolidated financial data for each of the five years ended December 31, 1994 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data at September 30, 1995 and 1994 and for the nine month periods then ended is unaudited but includes all adjustments (consisting solely of normal accruals and adjustments) which the Company considers necessary for a fair presentation of the financial position and results of operations at those dates and for those periods. The Company's business is highly seasonal, and the information for the nine month period ended September 30, 1995 may not be indicative of the operating results for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations,"
"Business--Seasonality and Backlog" and "Risk Factors--Seasonality" for factors which should be considered in evaluating interim results. The selected consolidated financial data set forth below should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                NINE MONTHS ENDED                                YEARS ENDED
                                                   SEPTEMBER 30,                                 DECEMBER 31,
                                               -------------------            --------------------------------------------
                                               1995           1994            1994       1993      1992     1991      1990
                                               ----           ----            ----       ----      ----     ----      ----
STATEMENT OF OPERATIONS DATA:
Net revenues............................       $137,078       $114,227     $178,792    $134,334  $166,280  $150,636  $126,943
Cost of products sold...................         89,945         69,017      104,592      82,875   104,965    95,181    90,152
                                                 ------         ------      -------     -------   -------    -------   ------
Gross margin............................         47,133         45,210       74,200      51,459    61,315    55,455    36,791
                                                 ------         ------      -------     -------   -------    -------   ------
Operating expenses:
  Advertising and promotion.............         17,739         19,483       30,616      23,537    22,826    22,848    27,134
  Other selling and administrative......         22,476         17,468       26,974      25,640    30,345    29,372    31,694
  Research and development..............          6,195          6,470        7,288       7,451     6,861     6,213     7,717
  Variable stock option plan............              -              -            -       4,046         -         -         -
                                                 ------        -------     ---------    --------   -------   -------   ------
Total operating expenses................         46,410         43,421       64,878      60,674    60,032    58,433    66,545
                                                 ------         ------     --------      ------    ------    ------    ------
Earnings (loss) from operations.........            723          1,789        9,322      (9,215)    1,283    (2,978)  (29,754)
Expenses related to resignation of
 former officer
                                                      -              -            -            -   (2,152)   (3,807)        -
Net proceeds from Nintendo award........              -         12,124       12,124            -        -         -         -
Interest expense........................        (2,357)         (1,730)      (2,609)     (1,836)   (1,550)   (1,775)    (3,046)
Interest and other income...............            213            308          365         136       210     1,020      3,555
                                             ----------      ---------     ---------     -------  --------  --------   -------
Earnings (loss) before income
     taxes..............................        (1,421)         12,491       19,202     (10,915)   (2,209)   (7,540)   (29,245)
Provision for income taxes .............              -            477          778           9       238         -          -
                                              ---------       ---------   ----------     -------   --------  --------   -------
Net earnings (loss).....................        (1,421)         12,014       18,424     (10,924)    2,447)   (7,540)   (29,245)
Preferred stock dividends paid..........              -              -            -           -       782     3,127      3,127
Preferred stock dividends in arrears....          2,345          2,345        3,127       3,127     2,345         -          -
                                                -------       --------       -------    ---------   --------  --------   -------
Net earnings (loss)
  applicable to common shares...........       $(3,766)        $9,669       $15,297    $(14,051)   $(5,574) $(10,667)   $(32,372)
                                               ========        =======      ========   =========  ======== =========   =========
Net earnings (loss) per common share
  Primary...............................        $(0.37)         $0.96         $1.51      $(1.47)   $(0.59)   $(1.14)     $(3.48)
                                                 ======          ====          ====       ======    ======    ======     =======
  Fully-diluted.........................        $(0.37)         $0.91         $1.41      $(1.47)   $(0.59)   $(1.14)     $(3.48)
                                                 ======          ====          ====       ======    ======    =======    =======
Common shares and common share
  equivalents outstanding-average.......         10,068         10,047       10,111       9,548     9,400     9,325        9,315

                                            AT SEPTEMBER 30,                            AT DECEMBER 31,
                                           ------------------      ------------------------------------------------------
                                           1995         1994         1994         1993       1992      1991       1990
                                            ----        ----         ----         ----       ----      ----       ----
Working capital.........................    $52,387    $47,184      $53,219      $30,813    $27,070    $29,127   $37,914
Total assets............................    117,344     93,653      100,766       71,005     71,604     64,016    75,546
Long-term debt..........................     18,256     18,258       18,414       18,608      4,944      5,244     5,541
Shareholders' equity....................     43,425     38,578       44,768       22,162     32,246     35,092    45,610

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

                  The following table sets forth certain operating data (as a percentage of the Company's net revenues) for the nine months ended September 30, 1995 and 1994 and the years ended December 31, 1994, 1993 and 1992:

                                                 NINE MONTHS ENDED                              YEARS ENDED
                                                   SEPTEMBER 30,                                DECEMBER 31,
                                                   --------------                 ----------------------------------------------
                                               1995             1994                 1994             1993              1992
                                               ----             ----                 ----             ----              ----

Net revenues............................        100.0%          100.0%              100.0%           100.0%             100.0%
Cost of products sold...................         65.6              60.4              58.5             61.7               63.1
                                                 ----              ----              ----             ----               ----
Gross margin............................         34.4              39.6              41.5             38.3               36.9
Advertising and
  promotion expenses....................         13.0              17.0              17.1             17.5               13.7
Other selling and
  administrative expenses...............         16.4              15.3              15.1             19.1               18.3
Research and
  development expenses..................          4.5               5.7               4.1              5.6                4.1
Variable stock option plan expenses.....           -                 -                 -               3.0                -
                                               --------         ---------          --------         --------          -------
Earnings (loss) from operations.........          0.5               1.6               5.2             (6.9)               0.8
Expenses related to resignations of
   former officers......................           -                 -                 -                -                (1.3)
Net proceeds from
  Nintendo award........................           -               10.6               6.8               -                  -
Interest expense........................         (1.7)             (1.5)             (1.5)            (1.3)              (0.9)
Other income, net.......................          0.2               0.2               0.2              0.1                0.1
Provision for income taxes..............           -               (0.4)             (0.4)              -                (0.2)
                                               --------         ---------          --------         --------          -------
Net earnings (loss).....................         (1.0)%            10.5%             10.3%            (8.1)%             (1.5)%
                                               ========         =========          ========         ========          =======


Nine Months Ended September 30, 1995 and 1994

                  Net revenues of $137.1 million in the nine month period ended September 30, 1995 represented a 20% increase from net revenues of $114.2 million in the same period in 1994. Sky Dancers and My Pretty DollHouse sales were $44.0 million and $7.3 million, respectively. These products were first introduced in late 1994. Micro Machines sales were $56.9 million as compared to $65.2 million in 1994. The decrease in sales is mainly attributable to a decline in sales from the Micro Machines Z-Bots segment and this decline is expected to continue. Biker Mice from Mars(R) worldwide sales were $19.6 million as compared to $33.3 million in 1994. In 1995, domestic sales to retailers have been discontinued, as planned, while international sales have been strong.

                  Gross margins were $47.1 million in the nine month period ended September 30, 1995, as compared to $45.2 million in the same period in 1994. The higher sales volume increased gross margins by $9.0 million but was offset by a $7.1 million decrease from a lower gross margin rate. The gross margin rate decreased to 34.4% in 1995 from 39.6% in 1994 due primarily to two factors. First, tooling and packaging development costs were a higher percent of revenues in 1995 as compared to 1994 in support of the Company's expanded product lines. Second, international sales as a percentage of worldwide revenues were higher in 1995 compared to 1994. The Company's gross margin on international sales is significantly lower than domestic sales because international prices are lower as the customer is responsible for the cost of importing and promoting the product.

                  Advertising and promotion expenses in the nine month period ended September 30, 1995 were $17.7 million as compared to $19.5 million in the same period in 1994. The lower expenses were a result of a decrease in planned domestic television advertising expense as a percent of sales.

                  Other selling and administrative expenses for the nine month period ended September 30, 1995 were $22.5 million in 1995 as compared to $17.5 million in the same period in 1994. The increase in expenses was due mainly to
(1) higher planned personnel costs as a result of increased marketing and selling efforts, (2) higher legal expenses and (3) higher freight costs.

                  Research and development expenses for the nine month period ended September 30, 1995 were $6.2 million compared to $6.5 million in the same period in 1994. The decrease was due to timing of expenditures in 1995 as compared to 1994.

                  In 1994, the net proceeds from the Nintendo award represents the receipt, net of associated legal and related expenses, of the Company's share of proceeds from its litigation with Nintendo of America, Inc.

                  Interest expense for the nine month period ended September 30, 1995 was $2.4 million as compared to $1.7 million in the same period in 1994. The increase was due to higher average borrowings and a higher interest rate in 1995 as compared to 1994.

                  In 1995, no tax provisions were recorded due to the Company's net operating loss and tax credit carryforwards. In 1994, the income tax provision reflects the quarterly application of the estimated annual rate based on the projected full year earnings and includes the utilization of net operating loss carryforwards.

Years Ended December 31, 1994 and 1993
--------------------------------------

                  In 1994, the Company was profitable and had its best performance since 1989. This was a result of the successful implementation of the Company's recovery plan which began in 1991.

                  The recovery plan objective was to reposition the Company to enable it to generate sustainable profitability and growth. Essential to reaching this objective were three key goals: (1) restore and expand the Company's core business, the Micro Machines brand, (2) focus on growth opportunities in new product areas, such as the male action category, and (3) lower breakeven versus the 1990 cost profile. The new management team was put in place in 1991.

                  Overall, consolidated net revenues, including both toy sales and sales of the Game Genie video game enhancer, in 1994 were $178.8 million, which represented a 33% increase from 1993 net sales of $134.3 million. Worldwide toy sales in 1994 achieved a 72% increase as compared to 1993. Domestic toy sales rose by 103% and international toy sales rose by 33% from 1993 to 1994.

                  In 1994, sales of Micro Machines products grew significantly for the second consecutive year. Net sales in 1994 climbed to $113.0 million which was a 59% increase over 1993 levels. This comes on top of a 55% increase in sales in 1993 over 1992. A significant area of growth in the Micro Machines line was from licensed products such as Star Wars, Star Trek and Power Rangers. The Company also successfully entered a new, high-growth potential category--male action. Biker Mice From Mars, which was introduced in late 1993, generated sales in 1994 of $41.4 million as compared to $4.3 million in 1993. In late 1994, shipments of two new products, Sky Dancers, a flying doll, and My Pretty DollHouse commenced and generated sales of $3.3 million and $3.0 million, respectively. Game Genie sales were $4.2 million in 1994 as compared to $32.8 million in 1993. This decrease in Game Genie sales reflected the normal maturity cycle for such products and this trend is expected to continue.

                  Gross margin totaled $74.2 million in 1994, an increase of $22.7 million from 1993. This increase was due to higher sales volume and a higher gross margin rate. The gross margin rate improved to 41.5% in 1994 from 38.3% in 1993 due to three factors. First, the international gross margin rate was higher due to a change in product mix. Second, the percent of U.S. sales to worldwide sales was greater. The Company's gross margin rate on domestic sales is significantly higher than foreign sales because foreign prices are lower as the customer is responsible for the cost of importing and promoting the products. Third, while tooling, packaging and other costs in the aggregate were higher in 1994 compared to 1993, they were lower as a percent of sales in 1994 compared to 1993.

                  Advertising and promotion expenses were $30.6 million in 1994 compared to $23.5 million in 1993. The higher expenses were primarily a result of an increase in planned domestic television advertising expense in connection with the Company's expanded product lines. Other selling and administrative expenses were $27.0 million in 1994 compared to $25.6 million in 1993. This increase was due mainly to incentive compensation which was reinstated based on the Company's 1994 performance. Research and development expenses were approximately equal in 1994 compared to 1993.

                  The $4.0 million expense in 1993 related to the variable stock option plan was a one-time charge. See discussion below.

                  The Company received $12.1 million in 1994 from the litigation award from Nintendo of America, Inc. This amount was obtained by reducing the gross award of $16.1 million by amounts due the Company's Game Genie licensors. (See Note L to the Company's consolidated financial statements.)

                  Interest expense in 1994 was $2.6 million compared to $1.8 million in 1993. An increase of $1.0 million was due to the Debentures being outstanding during all of 1994 compared to being outstanding for less than 2 months in 1993. Interest was reduced by lower average borrowings under the Company's line of credit in 1994, although interest rates were higher.

                  Other income was $0.4 million in 1994, as compared to $0.1 million in 1993.

                  The income tax expense for 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. In 1993, the tax provision represented only foreign income taxes as there was no taxable U.S. income. At December 31, 1994, the Company had federal net operating loss carryforwards of approximately $11.5 million and unused federal tax credits of approximately $1.7 million available to reduce taxes in future periods. (See Notes A and F to the Company's consolidated financial statements.)

                  The Company's breakeven point has been substantially reduced since 1990. In 1994, the Company's earnings from operations were $9.3 million on $178.8 million in sales, which was a $39.1 million improvement in earnings from operations and a $51.9 million improvement in sales in comparison to 1990 sales of $126.9 million and loss from operations of $29.8 million.

                  In management's opinion, inflation did not have a material impact on the Company's business in 1994. The Company did not have any substantial price increases in 1994 or 1993.

                  The toy industry is affected by changing consumer tastes, shifting cultural and demographic trends and general economic conditions. Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to anticipate changes in consumer demand or to respond quickly to such changes once they are identified, and such inabilities could have an adverse impact on the Company.

                  Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. An increase or decrease in popularity of a particular item during any year could have a material adverse impact on revenues and profit for that year. The Company's strategy emphasizing multi-year extendable brands is intended to mitigate adverse impacts.

                  The Company does not carry insurance for political, social or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on general factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant cost increases likely to be incurred outside of the country involved through to the Company's customers as product price increases.

                  The Company's products are produced principally in China, which currently is designated with MFN status by the United States. This allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions. Punitive sanctions could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in import duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced product would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand and (4) pass resultant cost increases likely to be incurred outside of China through to the Company's customers as product price increases.

                  In 1994, certain quotas on Chinese-produced toy products were introduced in the European Economic Community. The quotas are not expected to have a material impact on the Company's business in the foreseeable future.

Years Ended December 31, 1993 and 1992

                  Net revenues of $134.3 million for 1993 represented a 19% decrease from 1992 revenues. Results were adversely affected by heightened inventory controls by retailers. Despite that environment, the Company experienced sales growth in its toy product lines which was mainly attributable to its core brand Micro Machines. Worldwide sales in 1993 of Micro Machines, which included Z-Bots, increased 55% over 1992 sales levels. Micro Machines sales increased to $54.9 million in 1993 from $45.3 million in 1992 and Z-Bots generated sales of $16.0 million in 1993.

                  Game Genie sales were $32.8 million in 1993 as compared to $65.3 million in 1992. This decrease reflected the normal maturity cycle for such products. In December 1993, shipments of Biker Mice From Mars commenced and generated $4.3 million of sales. This licensed product line consists of action figures, accessories and playsets based on the Biker Mice From Mars syndicated television animation series, which first aired in September 1993. In 1992, Trash Bag Bunch, Baby Face, World Championship Wrestling, Lazer Pro, Macro Machines and Magic Diaper Babies had sales of $28.5 million; these products had significantly reduced sales in 1993 to $3.3 million. The Company continues to introduce new products each year, such as Z-Bots, to offset the revenue lost as a result of the discontinuation of other products.

                  Gross margin totaled $51.5 million in 1993, a decrease of $9.8 million from gross margin of $61.3 million in 1992. The decrease was due to lower sales volume. The gross margin rate improved to 38.3% in 1993 from 36.9% in 1992 due mainly to two factors. First, sales of discontinued products, which sold at little or no margin, decreased as a percentage of total revenues in 1993 over 1992.
Second, domestic gross margins were higher due to a change in product mix.

                  Advertising and promotion expenses were $23.5 million in 1993 compared to $22.8 million in 1992. The increase was due to various sales promotions and an increase in television origination costs.

                  Other selling and administrative expenses were $25.6 million in 1993 compared to $30.3 million in 1992. This decrease was due mainly to cost reductions in foreign operations, reduced legal fees and reduced insurance expenses.

                  Research and development expenses increased in 1993 to $7.5 million from $6.9 million in 1992. This increase was attributable to outside contract expense and the expansion of the number of products being developed.

                  Expenses related to the variable stock option plan were approximately $4.0 million in 1993 resulting from a fourth quarter non-recurring, non-cash charge. This charge arose from the operation and termination of the Company's 1992 Senior Executive Stock Option Plan (the "1992 Plan"), a variable stock option plan. The sharp rise in the price of the Company's Common Stock during the fourth quarter (and the corresponding decrease in the exercise price of the options granted under the 1992 Plan) led to the non-recurring charge. Generally accepted accounting principles ("GAAP") for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the Common Stock underlying an option and the option exercise price as of December 31, 1993. This charge against earnings was recorded although no compensation payments were required by the 1992 Plan or made by the Company.

                  The Company believed that the application of GAAP could have resulted in large and repeated future distortions to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, in order to prevent the distortion of future reported earnings of the Company, the Board of Directors (the "Board") of the Company terminated the 1992 Plan, subject to stockholder approval. The 1992 Plan was cancelled and replaced by a new plan, subject to stockholder approval. Under the new plan, each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the Common Stock of the Company at the time of the Board's actions. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of approximately $4.0 million and recorded a non-recurring, non-cash charge to earnings. In addition, in connection with the termination of the 1992 Plan, subject to stockholder approval, the Board also granted 449,732 shares of Common Stock to compensate such optionees for giving up their existing gain that had arisen under the 1992 Plan measured by the difference between the $9.00 market price and the option exercise price of the 1992 Plan options at the time the 1992 Plan was terminated. All of the above changes were approved by the stockholders on June 21, 1994. (See Note N to the Company's consolidated financial statements.)

                  Interest expense in 1993 was $1.8 million compared to $1.6 million in 1992. The increase was due to two factors. First, the average line of credit borrowing was higher in 1993 as compared to 1992 and the interest rates slightly decreased. Second, the Company incurred interest expense related to the Debentures issued in November 1993.

                  Other income, net was approximately equal in 1993 and 1992.

                  The tax provisions recorded represent taxes accrued on income of the Company's wholly-owned foreign subsidiary for the years ended 1993 and 1992. No U.S. tax recovery was recorded on the loss in the years ended 1993 and 1992 due to prior year losses. In 1993, the Company retroactively adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. The new standard is similar to SFAS 96, which the Company had used since 1988, as SFAS 109 also requires, among other things, an asset and liability approach for financial accounting and reporting for income taxes. Adoption of SFAS 109 did not have a material effect on the Company's consolidated financial statements.

Liquidity, Financial Resources and Capital Expenditures

                  On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with Congress Financial Corporation (Central). (See Note Q to the Company's consolidated financial statements.)

                  Working capital was $52.4 million at September 30, 1995 compared to $53.2 million at December 31, 1994 and $47.2 million at September 30, 1994. The ratio of current assets to current liabilities was 1.9 to 1.0 at September 30, 1995 compared to 2.4 to 1.0 at December 31, 1994 and 2.3 to 1.0 at September 30, 1994.

                  The Company had no material commitments for capital expenditures at September 30, 1995.

                  The Company believes that with its assets, the results of operations and the New Agreement it has adequate liquidity and capital resources to meet its current and anticipated operating needs.

Recent Accounting Pronouncement

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company has not yet considered the input of SFAS 123 on its recording or disclosure of stock-based compensation.

                                    BUSINESS

GENERAL

                  The Company designs, develops, markets and sells high quality toys worldwide and has been engaged in the toy business since 1957. The Company's strategies in selecting and developing product lines are to focus primarily on low- to medium-priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new character licenses.

                  The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business-Distribution and Sales." The Company's products are generally manufactured overseas, primarily in China.

                  The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. An increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

                  The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to revive, develop, extend and expand its core brand, Micro Machines, and to diversify the balance of its other product lines. See "Business-Licensing and Related Rights; Trademarks."

                  Consistent with the extendable product life strategy, the Company's Micro Machines(R) product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the product line will continue to generate significant sales in the immediate future. Micro Machines sales represented 51% of the Company's total revenues in 1994 as compared to 41% in 1993 and 28% in 1992. There can be no assurance that the demand for Micro Machines products will continue at current or previous levels.


PRODUCTS

                  The Company's 1995 product line consists of continuations and extensions of the Micro Machines line and introductions of several new product lines, including a new extendable girls' brand, Sky Dancers(TM) dolls.

                  The Micro Machines line includes the continuing licensed vehicles based on the popular Star Wars(R) motion picture trilogy. The Company has also added Star Wars playsets depicting scenes from the movies and including action features, figures and vehicles. Other licensed products include vehicles and figures from the Power Rangers(TM) television series, and the James Bond 007(TM) motion picture. There are also new vehicles from the Star Trek(R) and Babylon 5(TM) television series. To extend the Micro Machines segment of military vehicles and troops, new playsets include Night Attack!(TM), with its battery-powered searchlight and multi-missile launcher, as well as FalconWing Skybase(TM) and Orion J-22 (TM) Submarine Base transforming playsets. Also under the Micro Machines brand is Z-Bots(R), a line of collectible robot figures, vehicles and playsets.

                  The new and innovative Sky Dancers line of dolls and playsets feature the first known girls' doll that flies. These collectible ballerina dolls fly utilizing a special launcher with pull-cord action created in various themes. The playsets include Magic Rolling Launchers in the shape of a swan and pegasus.

                  The Company's new My Pretty DollHouse line is based on a classic girls' toys play pattern that incorporates the successful concepts of miniaturization and collectibility. This product line consists of modular, finely-decorated miniature dollhouses that come with dolls and other surprise accessories. Also available are coordinated designer Furniture Packs, Back and Front Yard Sets, and snap-on 2nd Story Additions to expand the houses into even bigger mansions.

                  Also introduced is UltraForce(TM), a licensed male action line of dramatic super heroes and villains, vehicles and accessories, based on the Malibu(TM) (Marvel) Comics(TM) strips and the new syndicated animated television series that premiered in October 1995.

LICENSING AND RELATED RIGHTS; TRADEMARKS

                  The Company normally produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as character licenses, permit the Company to manufacture and market toys based on characters which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most character licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product. In addition, the Company pays royalties to its licensors.

                  Royalties paid by the Company to toy licensors typically range from 2% to 14% of net sales. Electronic games typically have higher royalty rates than toys. In certain instances, the Company may agree to guarantee payment of a minimum royalty. As of December 31, 1994 and 1993, minimum future guaranteed payments aggregated approximately $2,630,000 and $732,000, respectively. Royalties expense in 1994 and 1993 totaled approximately $13,498,000 and $11,337,000, respectively. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines.

                  The Company is an active participant in the market for character licenses, and the Company has obtained domestic and international distribution rights for most of its products. A determination to acquire a character license must frequently be made before the commercial introduction of the property in which a licensed character appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of a character licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. In 1994, the Company generated significant sales under existing character license arrangements for Star Wars, Star Trek, Biker Mice From Mars and Power Rangers.

                  As part of its strategic licensing program, the Company has signed an agreement with TwentiethCentury Fox Licensing and Merchandising that gives the Company the exclusive worldwide first rights to license toys based on all new Fox theatrical and television properties, excluding the Fox Children's Network, until the year 2000. The agreement fulfills a key growth objective of forming an alliance with a powerful content provider and assures access to a continuous flow of first-rank entertainment properties from Twentieth-Century Fox Film Corporation, Fox Animation Studios, Twentieth Television, Fox Broadcasting Company, Fox Family Films, Fox 2000 Pictures, and Fox Searchlight Pictures.

                  In addition to the Twentieth-Century Fox agreement, the Company has signed a master toy license agreement with Turner Home Entertainment for The Real Adventures of Jonny Quest(R). The agreement calls for the Company to create an action figure toy line, plush toys and Micro Machines. The toys will hit retail shelves in Fall 1996, coinciding with the launch of the new television series.

                  Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected.

RESEARCH AND DEVELOPMENT

                  The Company employs its own designers and engineers and also utilizes the services of independent designers and engineers on an ongoing basis. The Company presents its designers with toy concepts licensed or, to a lesser extent, originated by it, and the designers create renderings of the proposed product. Designs are then presented to the Company's engineers, who, using the renderings, perform mechanical drawings and engineering services and create prototypes for new products. Prototypes for proposed products are then reviewed by the Company's management, including representatives of marketing, sales and manufacturing, prior to final acceptance. Character licensors usually retain the right to approve the products being marketed by the Company.

                  The Company spent approximately $7,288,000, $7,451,000 and $6,861,000 on research and development activities in 1994, 1993 and 1992, respectively, exclusive of amounts paid to certain inventors and designers who receive royalties as licensors. Those amounts do not include approximately $7,149,000, $4,502,000 and $4,583,000 incurred in 1994, 1993 and
1992, respectively, for tooling and package design.

MANUFACTURING

                  The Company's products are manufactured to its specifications by nonaffiliated third party vendors, usually located in the Orient. Over 87% of the Company's products were produced in China in 1994. These vendors are responsible for all aspects of the production of the Company's products in accordance with Company specifications.

                  The Company's manufacturing is currently performed by 19 manufacturers, some of whom derive a substantial percentage of their business from the Company. In 1994, four manufacturers each produced in excess of 10% of the Company's products and combined to produce 81%. In 1995, manufacturer production has been similarly concentrated as in 1994.

                  The Company, through its wholly-owned subsidiary Galco International Toys, N.V. ("Galco") located in Hong Kong, maintains close contact with the Company's manufacturers and subcontractors and monitors the quality of the products produced. Decisions related to the choice of manufacturer are based on price, quality of merchandise, reliability and the ability of a manufacturer to meet the Company's timing requirements for delivery. See "Business--Competition." Generally, tooling is owned by the Company but may be utilized by different manufacturers if the need arises for alternate sources of production.

                  The Company does not carry insurance for political, social or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on several factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass resultant cost increases likely to be incurred outside of the country involved through to the Company's customers as product price increases.

                  The Company's products are principally produced in China, which currently is designated with MFN status by the United States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions, which could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301). In the past,
Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced products would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand and (4) pass resultant cost increases likely to be incurred outside of China through to the Company's customers as product price increases.

                  In 1994, certain quotas on selected Chinese-produced toy products were introduced in the European Economic Community. The quotas are not expected to have a material impact on the Company's business in the foreseeable future.

                  Transactions in which the Company purchases goods from manufacturers are mostly denominated in Hong Kong dollars and, accordingly, fluctuations in Hong Kong monetary exchange rates may have an impact on cost of goods. However, in recent years, the value of the Hong Kong dollar has had a continuing stable relationship to the value of the U.S. dollar and the Company has not experienced any significant foreign currency fluctuations. Inflationary pressure in China could have an effect on the cost of product sourced from China.

                  Galco's employees arrange with manufacturers for the production, shipment and delivery of products, monitor the quality of the products produced, and undertake certain elements of the design and development of new products.

                  The principal raw materials used in the production and sale of the Company's products are plastics and paper products. The Company believes that an adequate supply of raw materials used in the manufacture of its products are readily available from existing and alternate sources.

DISTRIBUTION AND SALES

                  The Company markets and sells its products throughout the world, with sales to customers in the United States aggregating on a consolidated basis 66%, 66% and 65% of net sales in 1994, 1993 and 1992, respectively.

                  Outlets for the Company's products in the United States include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores, variety stores and independent distributors which purchase the products directly from the Company and ship them to retail outlets. In 1994 and 1993, Toys "R" Us, Inc. accounted for 21% of the Company's consolidated net sales.

                  The Company has a sales staff of seven people, supplemented by several manufacturers' representative organizations in the United States, that act as independent contractors. The Company's sales staff and the manufacturers' representatives offer the Company's products through the use of samples and promotional materials at toy shows and by making regular customer sales calls. The Company also directly introduces and markets to customers new products and extensions to previously marketed product lines by participating in the major trade shows in New York, Hong Kong and Europe and through the maintenance of a showroom in New York City. Manufacturers' representatives utilized by the Company receive commissions, which were approximately 1.0%, 1.3% and 1.3% of net sales in 1994, 1993 and 1992, respectively.

                  The Company utilizes warehouse facilities primarily in Union City, California for storage of its products. Disruptions in shipments from Asia or from the Union City facility could have a material adverse effect on the Company. The Company believes that adequate storage facilities are available.

                  The Company has an extensive international sales program. The Company, in conjunction with Galco, actively sells its products into 35 countries and sells directly to 51 separate, independent toy distributors, each of which is domiciled in the respective country to which sales are made. While international sales have accounted, on average, for only approximately one-third of total Company sales, these sales amount to a greater proportion of the volume of Company products sold outside of the United States. International sale prices to distributors are significantly lower than U.S. domestic sale prices to retail accounts since international distributors are responsible for all importation, warehousing, marketing, promotional and selling related costs. In 1994, approximately 50% of all Galoob toys sold were shipped to countries outside the United States.

                  Sales by the Company to foreign customers are ordinarily denominated in U.S. dollars and, accordingly, the Company's revenues are not affected by fluctuations in monetary exchange rates. However, the value of the U.S. dollar in relation to the value of other currencies may have a positive or negative impact on the Company's sales volume over time, depending on the change in relationship of the respective currencies.

                  The Company does not ordinarily sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from the Company, the Company may, in accordance with industry practice, assist retailers to sell such excess inventory by offering discounts and other price concessions.

ADVERTISING

                  Although a portion of the Company's advertising budget is expended for newspaper advertising, magazine advertising, catalogs and other promotional materials, the Company allocates the bulk of its advertising budget to television. As is common practice in the toy industry, the Company advertises on national network, syndicated cable and local spot television.

SEASONALITY AND BACKLOG

                  Because of heavy retail demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis.

     Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales.

COMPETITION

                  The toy industry is highly competitive. The Company competes with several larger toy companies, such as Hasbro, Mattel and Tyco, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines, and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, the quality of its products, its relationships with inventors, designers and licensors, its distribution channels and its overhead and operational controls allow the Company to compete effectively in the marketplace. See "Business-Research and Development" and "Business-Distribution and Sales."

GOVERNMENT REGULATIONS

                  The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification on Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high-quality, safe products.

EMPLOYEES

                  As of December 31, 1995, the Company had 223 employees; 125 in the United States and 98 in the Far East. This compares to 241 total employees at December 31, 1994; 110 in the United States and 131 in the Far East. Nine of the Company's employees, some of which are employed only on a seasonal basis, are subject to a collective bargaining agreement which expires May 31, 1998. The Company believes that its labor relations are satisfactory.

PROPERTIES

                  The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California, where the Company owns a building with approximately 136,000 square feet. The Company occupies approximately 33,000 square feet of office space and leases the remaining 103,000 square feet of warehouse space to third parties. The Company also has 125,000 square feet of warehouse space at Union City, California, under a lease which expires in 1997, with rights to renew for an additional five-year term. The Company has a showroom, consisting of approximately 17,200 square feet, which is located at 1107 Broadway, New York, New York, under a lease that expires in 2006, and office and warehouse space in Hong Kong consisting of approximately 30,000 square feet under leases which expire at varying dates through 1996.

                  The Company's properties will be expanded to support as necessary future growth levels in the Company's business.

                                 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                  The executive officers and members of the Board of the Company and their respective positions are as follows:

NAME                                                   Age            POSITION
----                                                   ---            --------
Mark D. Goldman............................             45            President, Chief Executive Officer and
                                                                      Director
William G. Catron..........................             50            Executive Vice President, General
                                                                      Counsel, Chief Administrative Officer
                                                                      and Secretary
Loren Hildebrand...........................             56            Executive Vice President, Sales
Ronald Hirschfeld..........................             45            Executive Vice President, International
                                                                      Sales and Marketing
Gary J. Niles..............................             57            Executive Vice President, Marketing and
                                                                      Product Acquisition
Louis R. Novak.............................             47            Executive Vice President and Chief
                                                                      Operating Officer
William B. Towne...........................             51            Executive Vice President, Finance and
                                                                      Chief Financial Officer
H. Alan Gaudie.............................             55            Senior Vice President, Finance and
                                                                      Assistant Secretary
Ronnie Soong...............................             49            Managing Director of Galco
                                                                      International Toys, N.V.
Terrell (Mark) Taylor......................             54            Senior Vice President, Preliminary
                                                                      Design
Andrew J. Cavanaugh........................             49            Director
Paul A. Gliebe, Jr.........................             61            Director
Scott R. Heldfond..........................             50            Director
Hoffer Kaback..............................             46            Director


NAME                                                   Age            POSITION
----                                                   ---            --------

Roger Kowalsky.............................             61            Director
S. Lee Kling...............................             66            Director
Martin Nussbaum............................             48            Director
George Riordan.............................             62            Director


                  Mark D. Goldman, a Director of the Company, has served as President and Chief Executive Officer of the Company since June 1991. From 1987 to 1991, Mr. Goldman served as Executive Vice President and Chief Operating Officer. Prior to 1987, Mr. Goldman served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.
                 William G. Catron has served as Executive Vice President, General Counsel and Chief Administrative Officer since May 1992. From 1985 to 1992, Mr. Catron was Senior Vice President, Assistant General Counsel for Paramount Pictures Corporation. Prior to 1985, Mr. Catron served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.

                  Loren Hildebrand has served as Executive Vice President, Sales since April 1994. From 1992 to 1994 he was President of Creative Consultants. From 1989 to 1992, Mr. Hildebrand was Executive Vice President and a partner in Toy Soldiers, Inc., a start-up company. Prior to 1989, Mr. Hildebrand was a consultant for Worlds of Wonder and Executive Vice President, Sales, Merchandising and Distribution for Mattel, Inc.

                  Ronald Hirschfeld has served as Executive Vice President, International Sales and Marketing since February 1994. From 1989 to 1994, Mr. Hirschfeld served as Senior Vice President, International Sales and Marketing. Prior to 1989, Mr. Hirschfeld served as Senior Vice President, International Operations from 1987 to 1989 and has held various positions with the Company since 1978.

                  Gary J. Niles has served as Executive Vice President, Marketing and Product Acquisition since February 1992. From 1989 to 1992, Mr. Niles served as Senior Vice President, International Division. Before joining the Company, Mr. Niles was an executive with U.A.C., Ltd., a division of Universal Matchbox, Revell Incorporated and Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.)

                  Louis R. Novak has served as Executive Vice President and Chief Operating Officer since February 1992. From 1989 to 1992, Mr. Novak served as Senior Vice President, Operations. From 1986 to 1989 he was Senior Vice President, Worldwide Product Operations for Coleco Industries, Inc. Prior to 1986, Mr. Novak was an executive with All American Gourmet Company, Inc., a manufacturer of frozen food products and for Mattel, Inc.

                  William B. Towne has served as Executive Vice President, Finance and Chief Financial Officer since March 1995. From 1990 to 1995, Mr. Towne served as Executive Vice President, Chief Financial Officer for Forstmann & Co, Inc. From 1982 to 1990, Mr. Towne worked for Tambrands, Inc. where he rose from Manager of Forecast and Planning to Chief Financial Officer of their International Divisions.
                                      28

                 H. Alan Gaudie has served as Senior Vice President, Finance since April 1992. From 1985 to 1992, Mr. Gaudie served as Corporate Controller, Vice President, Senior Vice President and acting Chief Financial Officer.

                  Ronnie Soong has served as Managing Director of Galco International Toys, N.V., a wholly-owned subsidiary of the Company ("Galco"), since May 1995. From April 1993 to 1995, Mr. Soong served as General Manager of Galco. From 1989 to 1993, Mr. Soong was General Manager of Zindart Industrial Co., Ltd. Prior to 1989, Mr. Soong was the General Manager of Buddy L (HK) Ltd. and an executive with the Ertl Company in Taiwan.

                  Terrell (Mark) Taylor has served as Senior Vice President, Preliminary Design since November 1995. From 1988 to 1995, Mr. Taylor served as Senior Vice President, Product Design for Mattel Toys. From 1987 to 1988, Mr. Taylor served as Vice President with Entertech/LJN Toys. Prior to 1987, Mr. Taylor served in various executive capacities at Playmates Toys, Tomy Toys, and Mattel Toys. In addition, Mr. Taylor was a principal partner with Taylor/Salari Design.

                  Andrew J. Cavanaugh, a Director of the Company, serves as a Senior Vice President--Corporate Human Resources of Estee Lauder Inc. Mr. Cavanaugh has been affiliated with Estee Lauder in an executive capacity since 1988. Prior to undertaking his current position, Mr. Cavanaugh served as a Senior Consultant with Coopers and Lybrand, New York City, from 1986 through 1988, and Senior Vice President--Administration of Paramount Pictures Corporation from 1984 through 1986.

                  Paul A. Gliebe, Jr., a Director of the Company, has been a Vice President of Smith Barney Shearson Inc. since 1982. Smith Barney Shearson Inc. has provided investment-related services to the Company in the past and during the current fiscal year.

                  Scott R. Heldfond, a Director of the Company, has served as President and Chief Executive Officer of the Real Estate/Investment Division of Rollins Hudig Hall (the successor entity to DSI Insurance Services), an insurance brokerage firm ("RHH"), since 1985. The Company has retained the services of RHH in the past and during the current fiscal year. See "Certain Transactions."

                  Hoffer Kaback, a Director of the Company, has served as the President of Gloucester Capital Corporation, an investment firm, since 1980 and has been a General Partner of Bosworth Partners, an investment partnership, since 1986. Mr. Kaback serves on the Boards of Directors of Biotechnology General Corp. and Sunshine Mining and Refining Company.

                  Roger Kowalsky, a Director of the Company, served from 1983 to 1986 as Senior Vice President, Finance & Administration for Yale Materials Handling Corporation. Prior to such time, from 1969 to 1982, Mr. Kowalsky worked at Pullman Inc., rising to Executive Vice President, Finance & Administration and President of Pullman Trailmobile, a subsidiary of Pullman Inc. Since 1989, Mr. Kowalsky has served as Director of the Vermont Studio Center, an organization dedicated to visual artists and writers located in northern Vermont. From 1986 to 1989, Mr. Kowalsky was retired.

                  S. Lee Kling, a Director of the Company, has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which operates in partnership with Barclays

Bank PLC. Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri ("Landmark"), until December 1991 when Landmark merged with Magna Group, Inc. Mr. Kling had served in such capacity with Landmark since 1974 and had also served as Chief Executive Officer of Landmark from 1974 through October 1990 except for the period from May 1978 to January 1979 when he served as Assistant Special Counselor on Inflation for the White House and Deputy for Ambassador Robert S. Strauss. Mr. Kling serves on the Boards of Directors of Magna Group, Inc., Falcon Products, Co., Bernard Chaus Inc., E-Systems, Inc., Top Air Manufacturing, Inc., National Beverage Corp. and Hanover Direct, Inc.

                  Martin Nussbaum, a Director of the Company, has been a partner of the law firm of Shereff, Friedman, Hoffman & Goodman, LLP since 1976. Mr. Nussbaum has served as Chairman of the Executive Committee of the Company's Board of Directors since June 1991. The Company has retained Shereff, Friedman, Hoffman & Goodman, LLP in the past and during the current fiscal year. See "Certain Transactions."

                  George Riordan, a Director of the Company, has served as the Managing Partner of George Riordan & Co., an investment banking firm, since 1991. From 1989 to 1991, Mr. Riordan served as a Managing Director of Dean Witter Reynolds. Mr. Riordan serves on the Boards of Directors of the Macneal-Schwendler Corp. and Pancho's Mexican Buffet, Inc.


COMMITTEES OF THE BOARD OF DIRECTORS

                  The Board of Directors has an Executive Committee, an Audit Committee, a Nominating Committee, a Finance Committee, a Compensation Committee and a Public Responsibility Committee.

                  The Executive Committee is composed of Martin Nussbaum, Andrew J. Cavanaugh, Mark Goldman and Scott R. Heldfond. The Executive Committee has the authority to act in place of the Board on all matters which would otherwise come before the Board except for such matters which are required by law or by the Company's Certificate of Incorporation or By-Laws to be acted upon exclusively by the Board.

                  The Audit Committee is composed of Roger Kowalsky, Scott R. Heldfond, Hoffer Kaback and S. Lee Kling. The Audit Committee is responsible for reviewing the Company's financial statements, recommending the appointment of the Company's independent auditors and reviewing the overall scope of the audit.

                  The Nominating Committee is composed of Martin Nussbaum, Andrew J. Cavanaugh and Roger Kowalsky. The Nominating Committee is responsible for nominating persons for election as directors of the Company.

                  The Compensation Committee is composed of Andrew J. Cavanaugh, Scott R. Heldfond and Martin Nussbaum. The Compensation Committee is responsible for reviewing the compensation arrangements relating to senior officers of the Company and administering and making recommendations to the Board regarding the bonus plans for the senior officers of the Company. The Compensation Committee also administers the Company's Amended and Restated 1984 Employee Stock Option Plan, the 1994 Senior Management Stock Option Plan and the 1995 Non-Employee Directors' Stock Option Plan.

                  The Finance Committee is composed of Mark Goldman, Martin Nussbaum, Roger Kowalsky and S. Lee Kling. The Finance Committee is responsible for monitoring the Company's financial condition and reviewing its credit and other financing arrangements.

                  The Public Responsibility Committee is composed of Paul A. Gliebe, Jr., Mark Goldman, S. Lee Kling and George Riordan. The Public Responsibility Committee is responsible for reviewing the operations of the Company regarding product safety, environmental and corporate governance issues.

                             EXECUTIVE COMPENSATION

                  The following table summarizes the compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued, to the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company who earned in excess of $100,000 for the Company's fiscal years ended December 31, 1992, 1993 and 1994 (each person appearing in the table is referred to as a "Named Executive"):

SUMMARY COMPENSATION TABLE (1)

                                                                                  LONG-TERM
                                            ANNUAL COMPENSATION                  COMPENSATION
                                 ----------------------------------------   ------------------------
                                                             OTHER ANNUAL                 ALL OTHER
                                        SALARY      BONUS      COMPEN-                      COMPEN-
 NAME AND PRINCIPAL POSITION     YEAR     ($)        ($)       SATION($)    OPTIONS(#)     SATION($)
 ---------------------------     ----    ----       -----      ---------   ----------      ---------
Mark D. Goldman .................  1994  400,000  600,000            0      229,630(2)     3,760(3)
     President and Chief           1993  319,500        0            0       29,630        3,540(3)
     Executive Officer             1992  307,385        0            0      200,000        2,830(3)

Louis R. Novak ..................  1994  261,055  316,800            0      157,870(4)       870(5)
     Executive Vice President and  1993  256,797        0            0       20,370          510(5)
     Chief Operating Officer       1992  238,917        0            0      137,500          510(5)

Gary J. Niles ...................  1994  261,055  316,800            0      157,870(6)     1,440(7)
     Executive Vice President,     1993  212,623        0            0       20,370        1,440(7)
     Marketing and Product         1992  214,167        0            0      137,500        1,440(7)
     Acquisition

Loren Hildebrand ................  1994  159,375  275,000(8)         0      100,000          840(9)
     Executive Vice President,
     Sales

William G. Catron ...............  1994  226,535  206,640            0       86,111(12)      870(13)
     Executive Vice President,     1993  214,813   25,000(10)   27,429(11)   11,111          870(13)
     General Counsel and Chief     1992  135,288   25,000(10)  115,261(11)   75,000          508(13)
     Administrative Officer



(1) Other than as provided in this table, there were no other transactions among the Named Executives and the Company which are required to be reported in this table.

(2) Represents 229,630 options granted pursuant to the 1994 Senior Management Stock Option Plan (the "1994 Plan"). Does not include 129,311 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(3) This amount represents $3,760 in premiums paid by the Company with respect to term life insurance in 1994, $3,540 in premiums paid by the Company with respect to term life insurance in 1993 and $2,830 in premiums paid by the Company with respect to term life insurance in 1992.

(4) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(5) This amount represents $870 in premiums paid by the Company with respect to term life insurance in 1994 and $510 in premiums paid by the Company with respect to term life insurance in each of 1992 and 1993.

(6) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(7) This amount represents $1,440 in premiums paid by the Company with respect to term life insurance in each of 1992, 1993 and 1994.

(8) This amount includes a $50,000 bonus paid to the Named Executive in connection with the Named Executive's hiring.

(9) This amount represents premiums paid by the Company with respect to term life insurance in 1994.

(10) This amount represents a bonus paid to the Named Executive in connection with the Named Executive's hiring.

(11) This amount includes an automobile allowance (which is provided to all senior officers of the Company) paid by the Company in 1993 in the amount of $14,400 and fees paid by the Company to the Company's accountants in the amount of $7,700 in 1993 in connection with the Named Executive's hiring. This amount also includes $103,394 of relocation expenses (including reimbursements of income taxes thereon) paid by the Company in connection with the Named Executive's hiring.

(12) Represents 86,111 options granted pursuant to the 1994 Senior Management Stock Option Plan. Does not include 48,491 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(13) This amount represents $870 in premiums paid by the Company with respect to term life insurance in each of 1993 and 1994 and $508 in premiums paid by the Company with respect to term life insurance in 1992.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

                  The members of the Compensation Committee are set forth under "Management--Committees of the Board of Directors" and their relationship with the Company is set forth under "Management--Executive Officers and Directors."

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding options granted to the Named Executives during the Company's 1994 fiscal year:

                                               INDIVIDUAL GRANTS
                           -------------------------------------------------------
                            SHARES OF       % OF TOTAL
                             COMMON          OPTIONS
                              STOCK         GRANTED TO                                     Potential Realized Value at Assumed
                           UNDERLYING      EMPLOYEES IN     Exercise                           Annual Rates of Stock Price
                             OPTIONS       FISCAL YEAR       Price       Expiration            Appreciation for Option Term
NAME                       GRANTED(#)      (OF 961,000)      ($/sh)         Date                    5%($)(3)        10%($)(4)
----                       ----------      ------------      ------         ----                    --------         ---------
Mark D. Goldman.........      229,630(1)      23.9%             9.00       1/26/04                 1,299,718          3,293,740

Louis R. Novak..........      157,870(1)      16.4%             9.00       1/26/04                   893,552          2,264,437

Gary J. Niles...........      157,870(1)      16.4%             9.00       1/26/04                   893,552          2,264,437

Loren Hildebrand........      100,000(2)      10.4%             5.75       4/04/04                   361,614            916,402

William G. Catron.......       86,111(1)       9.0%             9.00       1/26/04                   487,393          1,235,149


(1)     Options granted under the 1994 Plan.
(2) Options granted under the Amended and Restated 1984 Employee Stock Option Plan.
(3)     The projected stock price would be $14.66 per share.
(4)     The projected stock price would be $23.34 per share.

            Without the prior consent of the Company, the Named Executives may not sell or otherwise transfer the shares of Common Stock acquired upon the exercise of any option listed in the above table for seven months following the date that a participant exercises such option. If at any time during the first six months of such seven-month period, the optionee ceases to be an employee of the Company, the Company will have the right to repurchase, at the exercise price therefor, the shares of Common Stock which the optionee had acquired upon such option exercise. Unexercised options will automatically terminate on the date that an optionee ceases to serve as an employee of the Company unless such termination of the optionee's employment with the Company results from the his or her retirement, death or disability.

          The Company does not currently grant stock appreciation rights.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information with respect to the unexercised options held by the Named Executives as of the end of the Company's 1994 fiscal year. None of the Named Executives exercised any options during the 1994 fiscal year.

                                         NUMBER OF SECURITIES
                                        UNDERLYING UNEXERCISED                       VALUE OF UNEXERCISED IN-THE-MONEY
                                    OPTIONS AT FISCAL YEAR END (#)                   OPTIONS AT FISCAL YEAR-END($)(1)
                                    ------------------------------                   ---------------------------------
NAME                                EXERCISABLE      UNEXERCISABLE                   EXERCISABLE         UNEXERCISABLE
----                                -----------      -------------                   -----------         -------------
Mark D. Goldman...........         168,210                  86,420                   68,750                      0

Louis R. Novak............          98,457                  59,413                        0                      0

Gary J. Niles.............         105,957                  59,413                    3,725                      0

Loren Hildebrand..........               0                 100,000                        0                      0

William G. Catron.........          53,704                  32,407                        0                      0


(1) The closing sales price of the Common Stock on the New York Stock Exchange on December 31, 1994 was $5.75 per share.

STOCK OPTION PLANS

                  In 1984, the Board of Directors of the Company adopted, and the stockholders approved, the 1984 Employee Stock Option Plan of the Company (the "1984 Plan"). The 1984 Plan was developed to provide an incentive to officers and employees of the Company by making available to them an opportunity to acquire a proprietary interest or to increase their proprietary interest in the Company. In 1994, the 1984 Plan was amended and restated (the "Amended 1984 Plan") to extend the 1984 Plan until April 20, 2004 and to increase the aggregate number of shares available under the 1984 Plan. Under the Amended 1984 Plan, the Compensation Committee is authorized to grant options to officers and employees of the Company and certain of its subsidiaries for up to an aggregate of 1,589,997 shares of Common Stock. The maximum term of options granted under the Amended 1984 Plan is ten years. As of December 31, 1995, the Company has granted options to purchase 1,348,968 shares to officers and employees of the Company under the Amended 1984 Plan. The Amended 1984 Plan is construed, interpreted and administered by the Compensation Committee and the terms of exercise of specific options are determined by the Board.

                  In 1994, the Company terminated the 1992 Plan and adopted the 1994 Plan. The 1992 Plan was adopted as a one-time grant of options for 800,000 shares of Common Stock that vest over a three year period to certain members of senior management of the Company. Under the 1994 Plan, each holder of options under the 1992 Plan was granted new options at a fixed exercise price equal to the fair market value of the Common Stock on the date of grant and also issued shares of Common Stock in order to compensate such holder for forfeiting his or her existing gain under such canceled option, measured by the difference between the market price and the exercise price of the options on the date on which the options were canceled. The maximum term of options granted under the 1994 Plan is ten years. Options granted under the 1994 Plan are to be non-qualified stock options under the Internal Revenue Code of 1986, as amended (the "Code").

                  The Company adopted the 1995 Non-Employee Directors' Stock Option Plan (the "1995 Plan") in June 1995. The 1995 Plan was developed to attract, retain and motivate non-employee directors and to encourage non-employee directors to acquire an equity interest or increase their stock ownership in the Company. Under the 1995 Plan, the Compensation Committee is authorized to grant options to non-employee directors for up to 160,000 shares of the Company's Common Stock. The maximum term of options granted under the 1995 Plan is ten years. Options granted are to be non-qualified stock options under the Code. Under the 1995 Plan, non-employee directors are automatically granted an option to purchase 2,000 shares of Common Stock on January 1 of each calendar year. Options were also granted on July 1, 1995. As of January 1, 1996, the Compensation Committee has granted options to purchase 32,000 shares of Common Stock under the 1995 Plan. The 1995 Plan is construed, interpreted and administered by the Compensation Committee.

SEVERANCE AGREEMENTS WITH MANAGEMENT

                  On October 27, 1994, the Company entered into a severance agreement (the "Severance Agreement") with Mark Goldman, effective as of July 13, 1994. The Severance Agreement sets forth severance benefits which are payable if Mr. Goldman's employment is terminated for various reasons, including termination by him of his employment following a change in control of the Company, as follows (the "Severance Payment"):

                  (i) If Mr. Goldman is terminated without cause (as defined in the Severance Agreement) prior to a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) prior to a Change in Control, the Severance Agreement provides that the Company shall pay to Mr. Goldman a lump sum payment equal to (a) two times Mr. Goldman's annualized current base compensation and (b) the greater of (1) two times the greater of (x) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) paid to Mr. Goldman for the previous year's performance or (y) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) that would be payable to Mr. Goldman if performance relative to plan for the current year was the same as performance relative to plan year-to-date (such performance is to be measured by the ratio of year-to-date actual performance divided by year-to-date plan performance; the index(es) of performance shall be the same as the most recent annual cash incentive compensation plan approved by the Board of Directors) (the amount equal to the greater of the amounts described in clauses (x) and (y) shall be hereinafter referred to as the "Annual Bonus"); or (2) five hundred thousand dollars ($500,000).

                  (ii) If Mr. Goldman is terminated by the Company within twenty-four (24) months following a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) within twenty-four (24) months following a Change in Control, the Severance Agreement provides that the Company shall pay to Mr. Goldman a lump sum payment equal to (a) three times Mr. Goldman's annualized current base compensation, (b) the greater of (1) three times the Annual Bonus or (2) five hundred thousand dollars ($500,000) and (c) three times the car allowance in effect for Mr. Goldman at the time of termination and a lump sum amount equal to three times the insurance and maintenance cost incurred for said vehicle during Mr. Goldman's last full year of employment with the Corporation. Furthermore, the Severance Agreement provides that the Company shall continue to provide Mr. Goldman with certain fringe benefits for a period of three years following the date of Mr. Goldman's termination, subject to mitigation by Mr. Goldman.

                  (iii) If Mr. Goldman is terminated for cause, or if Mr. Goldman terminates his employment other than for good reason (as defined in the Severance Agreement), the Severance Agreement provides that the Company must pay to Mr. Goldman his unpaid compensation for services prior to termination and the value of any accrued unused vacation pay to the date of termination.

The maximum Severance Payment that the Company would have been required to make under the Severance Agreement if such amount became payable in fiscal 1994 was approximately $3,059,883.

                  Mr. Goldman is employed by the Company as its President and Chief Executive Officer without an employment agreement. The Company has purchased a life insurance policy in a $2,000,000 face amount for Mr. Goldman who designated the beneficiary of such insurance policy.

                  All of the Executive Vice Presidents (six) of the Company have entered into a letter agreement with the Company which provides, among other things, that if the executive is terminated other than for cause the executive is entitled to continue to receive his salary and certain benefits (excluding bonus) for a period of up to twelve (12) months. These severance payments may be reduced in the event that the executive commences regular full-time employment during such period. In addition, if there is a change in control and the executive's employment is terminated or the executive resigns under certain circumstances, the executive shall instead receive a lump sum payment equal to a multiple of such executive's salary, bonus and certain benefits, plus the continuation of certain benefits for a specified period of time. None of the Named Executives has an employment agreement with the Company.

DIRECTOR COMPENSATION

                  Directors who are not full-time employees of the Company receive an annual fee of $15,000 plus $500 for each meeting of the Board or any committee thereof attended by such director. In addition, non-employee directors are automatically granted an option to purchase 2,000 shares of Common Stock on January 1 of each year under the 1995 Non-Employee Directors' Stock Option Plan adopted June 20, 1995. Options were also granted on July 1, 1995. See "Executive Compensation--Stock Option Plans." All directors are reimbursed by the Company for out-of-pocket expenses incurred by them as directors of the Company.

                  As compensation for Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors, and in lieu of an annual director's fee, Mr. Nussbaum received a fee of $15,000 per month from 1991 through September 1993 and $10,000 per month from October 1993 through March 1995. Commencing in April 1995, Mr. Nussbaum has been paid the annual director's fee and meeting fees described above.

                             PRINCIPAL STOCKHOLDERS

                  The following table sets forth certain information as of December 31, 1995, with respect to the Common Stock of the Company beneficially owned by (a) each director of the Company, (b) all persons known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company,
(c) the Named Executives and (d) all executive officers and directors of the Company as a group.

                                                                                            PERCENT OF COMMON
NAME OF BENEFICIAL OWNER                             NUMBER OF SHARES (1)                  STOCK OWNERSHIP (1)
------------------------                             --------------------                  -------------------
FMR Corp. (2)..............................                  1,187,963                                11.1%

Dimensional Fund Advisors, Inc. (3)........                    625,300                                 6.2%

College Retirement Equities Fund (4).......                    541,500                                 5.4%

William G. Catron (5)......................                    124,137                                 1.2%

Andrew J. Cavanaugh........................                      3,700                                  *

Paul A. Gliebe, Jr.........................                      4,350                                  *

Mark D. Goldman (6)........................                    659,041                                 6.3%

Scott R. Heldfond..........................                      5,450                                  *

Loren Hildebrand (7).......................                    100,000                                  *

Hoffer Kaback .............................                      2,000                                  *

S. Lee Kling...............................                      7,000                                  *

Roger Kowalsky.............................                      5,000                                  *

Gary J. Niles (8)..........................                    199,567                                 1.9%

Louis R. Novak (9).........................                    192,770                                 1.9%

Martin Nussbaum (10).......................                      9,473                                  *

George Riordan.............................                      3,000                                  *

All executive officers and directors as a group
(consisting of 28 persons) (11)............                  1,615,287                                14.3%


-----------------------

*  Less than 1%.

(1) This table identifies persons having sole voting and/or investment power with respect to the shares of Common Stock set forth opposite their names as of December 31, 1995, according to the information furnished to the Company by each of them. A person is deemed to be the beneficial owner of shares of Common Stock that can be acquired by such person within 60 days from the date of this Prospectus upon the conversion of convertible securities or the exercise of warrants or options. Percentage of Beneficial Ownership is based on a total of 10,089,961 shares of Common Stock outstanding and assumes in each case that the person only, or group only, exercised his rights to purchase all shares of Common Stock underlying convertible securities, options or warrants.

(2) Address is 82 Devonshire Street, Boston, Massachusetts 02109. As set forth in Amendment No. 5 to Schedule 13D filed January 24, 1996 filed with the Securities and Exchange Commission. Includes 619,163 shares of Common Stock issuable upon conversion of the Company's Depositary Convertible Exchangeable Preferred Shares ("Depositary Shares") representing shares of $17.00 Preferred Stock, based on a conversion price of 1.185 shares of Common Stock per Depositary Share.

(3)     Address is 1299 Ocean Avenue, 11th Floor, Santa Monica,
        California 40401. As set forth in a Schedule 13G dated
        February 9, 1994 filed with the Securities and Exchange
        Commission.

(4) Address is 730 Third Avenue, New York, New York 10017. As set forth in a Schedule 13G dated February 8, 1994 filed with the Securities and Exchange Commission.

(5)     Includes options to purchase 86,111 shares of Common Stock.

(6)     Includes options to purchase 454,630 shares of Common Stock.

(7)     Includes options to purchase 100,000 shares of Common Stock.

(8)     Includes options to purchase 162,870 shares of Common Stock.

(9)     Includes options to purchase 157,870 shares of Common Stock.

(10) Includes 2,473 shares of Common Stock which are issuable upon exercise of a warrant which was issued to Shereff, Friedman, Hoffman & Goodman, LLP on December 11, 1991 in connection with Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors. Mr. Nussbaum disclaims beneficial ownership of the other shares of Common Stock issuable upon exercise of the warrant.

(11) Includes an aggregate of options to purchase 1,236,092 shares of Common Stock and 2,473 shares which may be acquired pursuant to the exercise of a warrant.

                              SELLING STOCKHOLDERS

                  The following table provides certain information with respect to the shares of Common Stock beneficially owned by each Selling Stockholder. The shares of Common Stock offered by this Prospectus may be offered from time to time in whole or in part by the persons named below or by their transferees, as to whom applicable information will be set forth in a prospectus supplement to the extent required.

                                                          NUMBER OF
                                                           SHARES           SHARES OF          SHARES OF
                                                          OF COMMON       COMMON STOCK       COMMON STOCK
                                                         STOCK OWNED       OFFERED FOR    AFTER GIVING EFFECT
                                                        PRIOR TO THIS     SALE IN THIS      TO PROPOSED SALE
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                OFFERING (2)        OFFERING        IN THIS OFFERING
----------------------------------------                ------------        ---------       ----------------
Gerald Adler (3)                                        953                953                      0
Adrienne Partners, L.P. (4)                           7,559              7,559                      0
Chesapeake Partners Institutional Fund Limited       19,438             19,438                      0
   Partnership (5)
Chesapeake Partners International Ltd. (5)            18,358             18,358                     0
Chesapeake Partners Limited Partnership (5)          259,179            259,179                     0
Davos Partners, L.P. (4)                              42,116             42,116                     0
Joseph F. Donley (3)                                   1,082              1,082                     0
Forest Fulcrum Fund (6)                              107,991            107,991                     0
Estate of Stanley J. Friedman (3)                      1,726              1,726                     0
Gerard Klauer Mattison & Co., LLC (7)                150,000            150,000                     0
Joel H. Goldberg (3)                                   1,545              1,545                     0
Richard A. Goldberg (3)                                1,167              1,167                     0
Lawrence G. Goodman (3)                                1,365              1,365                     0
Michael A. Green (3)                                   1,120              1,120                     0
Don D. Grubman (3)                                       747                747                     0
Harvest Partners L.P. (8)                            137,688            137,688                     0
Highbridge International LDC (9)                     121,490            121,490                     0
Jeffry S. Hoffman (3)                                  1,365              1,365                     0
HPB Associates, L.P. (10)                            161,987            161,987                     0
Robert J. Jossen (3)                                   1,545              1,545                     0
Andrew J. Levander (3)                                 1,545              1,545                     0
Andrew J. Levinson (3)                                   902                902                     0
Jeffrey Lowin (3)                                      1,030              1,030                     0
Margery K. Neale (3)                                     876                876                     0
James H. Nix (3)                                       1,041              1,041                     0
Paloma Securities L.P. (11)                          215,982            215,982                     0
Quasar International Partners, C.V. (4)               58,315             58,315                     0
Quasar International Partners, C.V. (8)               91,792             91,792                     0


                                                 NUMBER OF
                                                  SHARES           SHARES OF        SHARES OF
                                                 OF COMMON       COMMON STOCK     COMMON STOCK
                                                STOCK OWNED       OFFERED FOR  AFTER GIVING EFFECT
                                               PRIOR TO THIS     SALE IN THIS   TO PROPOSED SALE
NAME AND ADDRESS OF BENEFICIAL OWNER (1)        OFFERING (2)        OFFERING    IN THIS OFFERING
----------------------------------------       -------------     -------------  ----------------
Michael J. Shapiro (3) ......................      1,082            1,082               0
Source One Mortgage Services Corporation (12)    107,991                0         107,991
The Boston Co. (13) .........................     53,995                0          53,995
The Crown Fund (14) .........................     53,995                0          53,995
The Crown Investment Fund (14) ..............     53,995                0          53,995
Gregory Todd (3) ............................        773              773               0
Richard D. Weinberg (3) .....................      1,545            1,545               0
Charles I. Weissman (3) .....................      1,118            1,118               0
                                               ---------        ---------       ---------
                  Total .....................  1,684,398        1,414,422         269,976


(1) Except as set forth in the footnotes below, there are no material relationships between any of the Selling Stockholders and the Company.

(2) Includes shares of Common Stock issuable upon conversion of the Debentures or upon exercise of the Warrants.

(3) Address is c/o Shereff, Friedman, Hoffman & Goodman, LLP, 919 Third Avenue, New York, New York 10022. The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years. See "Certain Transactions."

(4) Address is c/o D. Nolan Management Co., Inc., 245 Park Avenue, New York, New York 10167.

(5)   Address is c/o Goldman Sachs, 85 Broad Street, New York, New York 10004.

(6)   Address is c/o Forest Investment Management, 53 Forest
      Avenue, Old Greenwich, Connecticut 06870.

(7) Address is 529 Fifth Avenue, New York, New York 10017. The Company has retained the financial advisory services of Gerard Klauer
      Mattison & Co., LLC in recent years. See "Certain Transactions."

(8)   Address is 885 Second Avenue, New York, New York 10017.

(9)   Address is 767 Fifth Avenue, New York, New York 10153.

(10)  Address is 888 Seventh Avenue, New York, New York 10106.

(11)  Address is Two American Lane, Greenwich, Connecticut 06836-2571.

(12)  Address is 777 Westchester Avenue, White Plains, New York 10604.

(13)  Address is One Boston Place, Boston, Massachusetts 02018.

(14)  Address is 222 North LaSalle Street, Chicago, Illinois 60601.

                  Each Selling Stockholder is registering the number of shares of Common Stock set forth opposite its name above. Because the Selling Stockholders may offer all or some part of the shares of Common Stock which they hold pursuant to this Prospectus and because this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of shares of Common Stock to be offered for sale by the Selling Stockholders nor the amount of shares of Common Stock that will be held by the Selling Stockholders upon termination of this Offering. See "Plan of Distribution." To the extent required, the specific number of shares of Common Stock to be sold by a Selling Stockholder in connection with a particular offer will be set forth in an accompanying supplement to this Prospectus.

                              PLAN OF DISTRIBUTION

                  The Selling Stockholders may sell the Common Stock underlying the Debentures and Warrants from time to time.

                  The shares of Common Stock being sold hereby may be offered to purchasers directly by any of the Selling Stockholders or through underwriters, brokers, dealers or agents from time to time in one or more transactions (i) in the over-the-counter market, (ii) other than in the over-the-counter market or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or in settlement of short sales of the shares of Common Stock. Any of such transactions may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholders or by agreement between the Selling Stockholders and such underwriters, brokers, dealers or agents or purchasers if the Selling Stockholders effect such transaction by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transaction involved). The Selling Stockholders and any dealers or agents that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions, or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

                  The shares of Common Stock may be sold pursuant to this Prospectus or pursuant to an available exemption from the registration requirements of the Securities Act, such as the provisions of Rule 144 promulgated under the Securities Act, to the extent applicable. Under the securities laws of certain states, the shares of Common Stock offered hereby may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of Common Stock may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available with.

                  The Company will pay substantially all of the expenses incident to this Offering, other than commissions and fees and fees of others employed by a Selling Stockholder, including attorneys' fees. Under agreements entered into with the Company, certain of the Selling Stockholders and any broker-dealer they may utilize will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the securities in this Offering by the Selling Stockholders.

                  Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 106-2 and 10b-7, which provisions may limit the timing of purchases and sales of any of the securities by the Selling Stockholders. All of the foregoing may affect the marketability of the shares of Common Stock offered hereby.

                              CERTAIN TRANSACTIONS

                  The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years. One of the Company's directors is a partner of Shereff, Friedman, Hoffman & Goodman, LLP. Several partners and former partners of Shereff, Friedman, Hoffman & Goodman, LLP are Selling Stockholders. The total amount of fees paid to Shereff, Friedman, Hoffman & Goodman, LLP in 1994 and 1993 were approximately $0.2 million and $0.2 million, respectively, exclusive of the director's fees paid to Mr. Nussbaum, a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP, as compensation for his service as Chairman of the Executive Committee of the Board of Directors. See "Executive Compensation--Director Compensation."

                  The Company has retained the financial advisory services of Gerard Klauer Mattison & Co., LLC in recent years. Gerard Klauer Mattison & Co., LLC is a Selling Stockholder. The total amount of fees paid to Gerard Klauer Mattison & Co., LLC in 1993 and 1994 were approximately $560,000 and $19,642, respectively.

                  The Company has retained the insurance brokerage services of RHH in recent years. One of the Company's directors is the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of RHH. The total amount of insurance premiums paid to RHH in 1994 and 1993 were approximately $1.4 million and $1.0 million, respectively.


                          DESCRIPTION OF CAPITAL STOCK

                  The Company has an authorized capital of 50,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of December 31, 1995, 10,089,961 shares of Common Stock were outstanding, held of record by approximately 1,700 persons and 1,839,500 Depositary Shares representing 183,950 shares of $17.00 Preferred Stock were outstanding, held of record by approximately 430 persons.


COMMON STOCK

                  The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors, other than the election of two directors by the holders of the $17.00 Preferred Stock. See "Description of Capital Stock--Preferred Stock." Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock of the Company, the holders of Common Stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any securities of the Company of any kind or class or any cumulative voting rights.

PREFERRED STOCK

                  The Company's Certificate of Incorporation (the "Certificate") authorizes the issuance of 1,000,000 shares of Preferred Stock, in one or more series and having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as may be fixed by the Board, without any further action by the stockholders of the Company. The Board issued 183,950 shares of $17.00 Preferred Stock. In addition, the Board may from time to time, without the consent of the holders of the Preferred Stock, create and issue one or more classes of other preferred stock, which may be junior or on a parity in rank to the Preferred Stock and may, among other things, be convertible into shares of Common Stock of the Company. The terms of the $17.00 Preferred Stock and related Depositary Shares are summarized below:

$17.00 Preferred Stock

General

                  The following description of terms of the $17.00 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations of the $17.00 Preferred Stock. A copy of the Certificate of Designations may be obtained by any shareholder at no cost, by written request to the Company.

Dividends

                  The holders of $17.00 Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate of $17.00 per share. Dividends are payable quarterly, on January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 1990, to the holders of record at the close of business on the record dates (within 45 days of the dividend payment dates) specified by the Board of Directors at the times such dividends are declared. Dividends will be cumulative from the date of issuance of the $17.00 Preferred Stock. Accrued but unpaid dividends will not bear interest.

                  The $17.00 Preferred Stock has priority as to dividends over the Common Stock and any other series or class of the Company's stock hereafter issued which ranks junior to the $17.00 Preferred Stock as to dividends. No dividends may be declared or paid or funds set apart for payment by the Company on the Common Stock or any other of the Company's stock ranking junior to the $17.00 Preferred Stock with respect to dividend rights (except dividends paid in shares of stock ranking junior to the $17.00 Preferred Stock as to dividends), unless prior to or concurrently with such declaration, payments, setting apart, as the case may be, all accrued and unpaid dividends on shares of the $17.00 Preferred Stock have been declared and paid.

Conversion Rights

                  Each share of the $17.00 Preferred Stock is convertible, at the option of the holder thereof, at any time, into shares of Common Stock at a conversion price of $16.875 per share of Common Stock. For purposes of conversion, each share of $17.00 Preferred Stock shall be valued at

$200.00 per share, which shall be divided by the then current conversion price to determine the number of shares of Common Stock issuable upon conversion. No payment or adjustment will be made on account of accrued dividends upon conversion of the $17.00 Preferred Stock. Holders of shares of $17.00 Preferred Stock which are converted into shares of Common Stock will be treated for all purposes, including the determination of stockholders entitled to receive dividends on such $17.00 Preferred Stock or to receive notice of and to vote at any meeting of stockholders, as holders of record of Common Stock rather than $17.00 Preferred Stock as of the date of conversion. The conversion price is subject to adjustment upon the occurrence of certain events. The Company may at any time reduce the conversion price.

Liquidation Preference

                  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the $17.00 Preferred Stock will be entitled to receive, out of assets of the Company available for distribution to its stockholders, an amount in cash equal to $200.00 for each share of $17.00 Preferred Stock outstanding, plus any accrued and unpaid dividends to the date of final distribution, before any distribution is made to holders of Common Stock or any other shares of capital stock ranking junior to the $17.00 Preferred Stock in respect of distributions upon liquidation, dissolution or winding up.

Voting Rights

                  The holders of the $17.00 Preferred Stock have no voting rights except as described below or as required by Delaware law. In exercising any of the voting rights described below, each outstanding share of $17.00 Preferred Stock will be entitled to one vote.

                  Whenever dividends on the $17.00 Preferred Stock or on any other stock ranking pari passu as to dividends with the $17.00 Preferred Stock ("Parity Dividend Stock") have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of the Company will be increased by two (or by the greater number described below) and the holders of the $17.00 Preferred Stock voting separately as a class with the holders of such Parity Dividend Stock, if so provided by the terms of such stock, will be entitled to elect such two additional directors or such greater number of directors which would result in such holders electing at least 20% of the Company's Board of Directors at any meeting of stockholders of the Company at which directors are to be elected during the period such dividends remain in arrears. Such voting right will terminate when all such dividends accrued and in default on the $17.00 Preferred Stock have been paid in full. The term of office of all directors so elected will terminate immediately upon such payment. Whenever the foregoing right to elect directors shall be exercised and subsequently terminated upon payment of dividends in arrears, such right shall again accrue if the Company subsequently fails to pay dividends on the $17.00 Preferred Stock or any other Parity Dividend Stock in an amount equal to at least six quarterly dividends (whether or not consecutive).

                  The Board of Directors determined not to declare and pay the quarterly dividend of $0.425 per Depositary Share payable July 1, 1992, which dividend has accumulated. Since the Company has failed to pay dividends on the $17.00 Preferred Stock for six or more quarterly payment periods, pursuant to the voting provisions described above, the holders of the $17.00 Preferred Stock elected two directors to the Board of Directors of the Company.



Optional Redemption by the Company

                  The $17.00 Preferred Stock is redeemable, in whole or in part, at the option of the Company, at the redemption prices per share set forth in the Certificate of Designations, plus accrued and unpaid dividends to the date fixed for redemption. Unless full cumulative dividends on all outstanding shares of $17.00 Preferred Stock have been or contemporaneously are declared and paid for all past dividend periods, the Company may not (i) redeem fewer than all shares of the $17.00 Preferred Stock without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the $17.00 Preferred Stock voting as a class or (ii) purchase or otherwise acquire (except by redemption as set forth above) fewer than all shares of the $17.00 Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the $17.00 Preferred Stock.

Change in Control Option

                  At any time following the occurrence of a Change in Control (as defined in the Certificate of Designations) which occurs prior to October 1, 2014, each holder of $17.00 Preferred Stock shall have the right, at the holder's option, to cause the Company to exchange all or a portion or such holder's $17.00 Preferred Stock on the date that is 35 business days (subject to extension as set forth below) after the Change in Control has occurred (the "Reset Exchange Date"), for a principal amount of the Company's Subordinated Debentures due October 1, 2014 (the "Reset Debentures") equal to the liquidation preference of the $17.00 Preferred Stock so exchanged plus a cash payment of accrued and unpaid dividends, if any, to the Reset Exchange Date.

Exchange for Convertible Debentures

                  The entire issue of $17.00 Preferred Stock is exchangeable at the option of the Company, in whole but not in part, on any dividend payment date through October 1, 2014, into the Company's 8 1/2% Convertible Subordinated Debentures due October 1, 2014 (the "Convertible Debentures"). The Convertible Debentures will be unsecured, subordinated general obligations of the Company, limited to an aggregate principal amount equal to the aggregate liquidation value (excluding accrued and unpaid dividends payable upon such exchange) of the Preferred Stock for which the Convertible Debentures are exchanged, and will mature on October 1, 2014. Holders of the $17.00 Preferred Stock will be entitled to receive $200.00 principal amount of the Convertible Debentures in exchange for each share of $17.00 Preferred Stock held by them at the time of exchange and a cash payment of accrued and unpaid dividends to the date of exchange.

Restricted Payments

                  So long as any shares of $17.00 Preferred Stock are outstanding, the Company will not (i) declare or pay any dividend or make any distribution in respect of its Common Stock or any other class of capital stock of the Company ranking junior to the $17.00 Preferred Stock (other than a dividend or distribution payable in shares of Common Stock or other capital stock of the Company which is junior to the $17.00 Preferred Stock or rights, warrants or options to purchase Common Stock or such other capital stock) or
(ii) make any payment on account of the purchase, redemption or other acquisition or retirement of any Common Stock or any other class of capital stock of the Company ranking junior to the $17.00 Preferred Stock or rights, options or warrants to purchase Common Stock or any other class of capital stock of the Company ranking junior to the $17.00 Preferred Stock or permit any subsidiary to do so (other than payments made in shares of Common Stock or capital stock of the Company ranking junior to the $17.00 Preferred Stock or payments made in rights, warrants or options to purchase Common Stock or such other capital stock) if, after giving effect to (i) and (ii) above, the aggregate amount of all such dividends, distributions and payments (the amount of any such non-cash payments to be determined by the Company's Board of Directors, whose determination shall be conclusive) declared or made after the issuance of the Preferred Stock exceeds the sum of (a) the aggregate net proceeds, including the fair market value of non-cash property (as determined by the Company's Board of Directors, whose determination shall be conclusive) received by the Company from the issuance or sale after March 31, 1989 of shares of its capital stock (excluding the shares of $17.00 Preferred Stock) or of rights, warrants or options to purchase or acquire any such capital stock, plus
(b) the aggregate amount of any indebtedness of the Company which is converted into shares of capital stock subsequent to March 31, 1989 (other than conversion of Convertible Debentures), plus (c) 50% of the Consolidated Net Income of the Company measured on a cumulative basis subsequent to March 31, 1989 plus (d) in the case of any purchase, redemption or other acquisition or retirement referred to in (ii) above, $10,000,000 (such $10,000,000 being hereinafter referred to as the "Minimum Additional Repurchase Basket") subject to adjustment as set forth in the next sentence. An amount equal to the aggregate amount of all net after tax gains realized from the sale of assets not in the ordinary course of the Company's business shall accrue and be added to the Minimum Additional Repurchase Basket at the annual rate of 20% of such realized net gains in each of the first five years commencing with the fiscal year in which such assets were sold; provided, however, that the Company may not effect any acquisition referred to in (ii) above from the amounts added to the Minimum Additional Repurchase Basket as provided in this sentence, if after giving effect to such acquisition, the common equity of the Company is less than $31,066,000. The foregoing provisions shall not prevent (1) the payment of any dividend within 60 days after the date of declaration thereof if at the time of declaration the declaration complied with the provisions described above or (2) the retirement of any shares of any class of the Company's capital stock in exchange for (including any such exchange pursuant to which cash in an aggregate amount of less than $100,000 is paid in lieu of fractional shares) or out of the substantially concurrent sale of, other shares of its capital stock, and no such retirement or the proceeds of any such sale or exchange shall be included in the computation described above. "Consolidated Net Income" shall mean 100% of the consolidated net income (exclusive of the gains on the sale of assets not in the ordinary course of business) minus 100% of the consolidated net loss of the Company and its subsidiaries from continuing operations as determined in accordance with generally accepted accounting principles.

Transfer Agent

                  Chemical Trust Company of California, 50 California Street, San Francisco, California, is the transfer agent for the $17.00 Preferred Stock.

Depositary Shares

                  Each Depositary Share represents 1/10th of a share of $17.00 Preferred Stock deposited under the Deposit Agreement (the "Deposit Agreement") among the Company, the Depositary and the holders from time to time of the depositary receipts issued thereunder, evidencing the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionally, to all of the rights and preferences of the $17.00 Preferred Stock (including dividend, conversion, redemption, exchange, liquidation and voting rights) contained in the Company's Certificate of Incorporation and the Certificate of Designations and summarized under "Description of Securities--Preferred Stock--$17.00 Preferred Stock." The Depositary Shares are not a separate class of stock of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS



General

                  In 1987, the Company reincorporated in Delaware. In connection with the reincorporation, the Certificate and By-Laws were amended. The Certificate and the By-Laws of the Company contain several provisions that will make difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

                  Set forth below is a summary of certain provisions in the Certificate and the By-Laws. The description is intended as a summary only and is qualified in its entirety by reference to the Certificate and the By-Laws.

Board of Directors

                  The Certificate and the By-Laws provide for a Board divided into three classes of directors serving staggered three-year terms. With respect to the present Board, the term of the first class of directors will expire at the 1997 annual meeting of stockholders, the term of the second class of directors will expire at the 1996 annual meeting of stockholders and the term of the third class of directors will expire at the 1998 annual meeting of stockholders. The Certificate and the By-Laws provide that the number of directors will be fixed from time to time exclusively by the Board, and a majority of the Board then in office may fill any vacancies on the Board. These rights would be subject to the voting rights of holders of the Preferred Stock or any other issue of preferred stock of the Company. The Certificate also provides that, subject to the rights of the holders of preferred stock of the Company, directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the voting power of the Company ("Voting Stock"), voting together as a single class.

Stockholder Actions and Special Meetings

                  The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Certificate and the By-Laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders can be called only by the Board, the Chairman of the Board, the President of the Company or a committee of the Board whose power and authority include the power to call such a meeting or at the request of a majority of the Board. Subject to the rights of holders of any series of preferred stock, stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

                  The By-Laws establish an advance notice procedure with regard to business introduced by a stockholder to be brought before an annual meeting of stockholders of the Company which is not specified in the notice of annual meeting. In addition, pursuant to the Certificate, the By-Laws establish an advance notice procedure with regard to nominations for the election of directors by a stockholder.

                  The Certificate requires the vote of not less than 80% of the Voting Stock to approve certain business combinations with any person which beneficially owns at least 25% or more of the outstanding Voting Stock of the Company (a "Related Person") unless (1) the directors of the Company by a two-thirds vote of all directors in office have approved in advance the acquisition of Voting Stock that caused the Related Person to become a Related Person or have approved the business combination or (2) such Related Person has been a Related Person for at least three years prior to the business combination.

Amendment of Certain Provisions of the Certificate and By-Laws

                  Subject to the voting rights of holders of the Preferred Stock or any other issue of preferred stock of the Company, the Certificate and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 80% of the Voting Stock to amend certain provisions of the Certificate and certain provisions of the By-Laws relating to the classified board, fixing the number of directors, removal of directors, filling vacancies on the Board, requiring that any stockholder action be taken only at an annual or special meeting of stockholders and prohibiting the calling of special meetings by stockholders.

Section 203 of the Delaware General Corporation Law

                  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Directors' Liability

                  The Company's Certificate of Incorporation contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore , unenforceable. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

                  The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.


                                 LEGAL MATTERS

     The validity, authorization and issuance of the Common Stock offered hereby will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Mr. Nussbaum, a director of the Company, is a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP. Mr. Nussbaum beneficially owns 7,473 shares of Common Stock of the Company. Certain partners and former partners of Shereff, Friedman, Hoffman & Goodman, LLP, other than Mr. Nussbaum, are Selling Stockholders in this Offering. See "Selling Stockholders."

                                    EXPERTS

                  The consolidated financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street N.W., Washington, D.C. 20549, and at its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange and copies of reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                  The Company has filed with the Commission a Registration Statement on Form S-1 and schedules and exhibits thereto under the Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement for more complete description of the matter involved, and each such statement be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto.

Index to Financial Statements:


Financial Statements                                                   Page

 Report of Independent Accountants                                      F-2

 Consolidated Financial Statements:

     Consolidated Balance Sheets - December 31, 1994
     and December 31, 1993                                              F-3

     Consolidated Statements of Operations for the years
     ended December 31, 1994, 1993 and 1992                             F-4

     Consolidated Statements of Changes in Shareholders'
     Equity for the years ended December 31, 1994, 1993 and 1992        F-5

     Consolidated Statements of Cash Flows for the years
     ended December 31, 1994, 1993 and 1992                             F-6

     Notes to Consolidated Financial Statements                     F-7 to F-22

Condensed Consolidated Financial Statements (unaudited):

     Condensed Consolidated Balance Sheets -
     September 30, 1995, September 30, 1994 and December 31, 1994      F-23

     Condensed Consolidated Statements of Operations
     for the three months and the nine months ended
     September 30, 1995 and 1994                                       F-24

     Condensed Consolidated Statements of Cash Flows
     for the nine months ended September 30, 1995 and 1994             F-25

     Notes to Condensed Consolidated Financial Statements         F-26 to F-27

                    REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Lewis Galoob Toys, Inc.


In our opinion, the consolidated financial statements listed in the accompanying Index to Financial Statements present fairly, in all material respects, the financial position of Lewis Galoob Toys, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP



San Francisco, California
February 10, 1995

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                                 CONSOLIDATED BALANCE SHEETS
                                (in thousands, except shares)

                                                                   December 31,
                                                               --------------------
                                                                1994          1993
                                                                ----          ----
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                       $ 2,225       $ 2,325
  Accounts receivable, net                                         57,883        33,383
  Inventories                                                      16,824        12,979
  Tooling and related costs                                         8,379         5,020
  Prepaid expenses and other assets                                 5,492         7,341
                                                                ---------      --------
     TOTAL CURRENT ASSETS                                          90,803        61,048
LAND, BUILDING AND EQUIPMENT, NET                                   8,400         8,562
OTHER ASSETS                                                        1,563         1,395
                                                                ---------      --------
                                                                 $100,766       $71,005
                                                                =========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                    $6,971  $          -
  Accounts payable                                                 14,973        10,834
  Accrued expenses                                                 14,939        18,916
  Income taxes payable                                                499           282
  Current portion of long-term debt                                   202           203
                                                                ---------     ---------
     TOTAL CURRENT LIABILITIES                                     37,584        30,235

LONG-TERM DEBT                                                     18,414        18,608
SHAREHOLDERS' EQUITY:
  Preferred stock
     Authorized 1,000,000 shares
     Issued and outstanding 183,950 shares of $17 Convertible Exchangeable
         Preferred Stock at $200 liquidation value per share       36,790        36,790
  Common Stock, par value $.01 per share
     Authorized 50,000,000 shares
     Issued and outstanding 10,055,089 shares in 1994 and
     9,559,357 shares in 1993                                         101            96
  Additional paid-in capital                                       31,506        27,293
  Retained earnings (deficit)                                    (23,182)      (41,596)
  Cumulative translation adjustment                                 (447)         (421)
                                                              ----------     ---------
     TOTAL SHAREHOLDERS' EQUITY                                    44,768        22,162
                                                                ---------      --------
                                                                 $100,766       $71,005
                                                                =========      ========


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC.  AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF OPERATIONS
                          (in thousands, except per share amounts)

                                                           Years ended December 31,
                                                     -----------------------------------
                                                        1994        1993            1992
                                                        ----        ----            ----
Net revenues                                         $178,792      $134,334        $166,280
Costs of products sold                                104,592        82,875         104,965
                                                      -------       -------         -------
Gross margin                                           74,200        51,459          61,315
                                                      -------       -------         -------
Operating expenses:
  Advertising and promotion                            30,616        23,537          22,826
  Other selling and administrative                     26,974        25,640          30,345
  Research and development                              7,288         7,451           6,861
  Variable stock option plan expense                        -         4,046               -
                                                    ---------       -------       ---------
     Total operating expenses                          64,878        60,674          60,032
                                                       ------        ------          ------
Earnings (loss) from operations                         9,322       (9,215)           1,283
Expenses related to resignation of former officers          -             -         (2,152)
Net proceeds from Nintendo award                       12,124             -               -
Interest expense                                      (2,609)       (1,836)         (1,550)
Other income, net                                         365           136             210
                                                     --------      --------        --------
Earnings (loss) before income taxes                    19,202      (10,915)         (2,209)
Provision for income taxes                                778             9             238
                                                     --------     ---------        --------
Net earnings (loss)                                    18,424      (10,924)         (2,447)
Preferred stock dividends paid                              -             -             782
                                                   ----------     ---------       ---------
Net earnings (loss) after dividends paid               18,424      (10,924)         (3,229)
Preferred stock dividends in arrears                    3,127         3,127           2,345
                                                     --------       -------        --------
Net earnings (loss) applicable to common shares       $15,297     $(14,051)        $(5,574)
                                                      =======     =========        --------
Common shares and common share equivalents
  outstanding - average                                10,111         9,548           9,400
Net earnings (loss) per common share:
  Primary                                                 $1.51   $     (1.47)      $    (.59)
  Fully Diluted                                            1.41         (1.47)           (.59)


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                (in thousands, except shares)

                                             Preferred Stock             Common Stock
                                          --------------------        -------------------
                                           Shares        Amts         Shares       Amts
                                           ------        ----         ------       -----
Balance at 12/31/91                        183,950  $    36,790    9,365,441   $        94

Net loss                                      --           --           --            --
Common stock issued                           --           --        106,616             1
Dividends declared on preferred stock         --           --           --            --
Cumulative translation adj. and other         --           --           --            --
                                                    -----------  -----------   -----------
Balance at 12/31/92                        183,950       36,790    9,472,057            95

Net loss                                      --           --           --            --
Common stock issued                           --           --         89,800             1
Warrants issued                               --           --           --            --
Common stock received in exchange
   for shares issued and cancelled            --           --         (2,500)         --
Cumulative translation adj. and other         --           --           --            --
                                                                 -----------   -----------
Balance at 12/31/93                        183,950       36,790    9,559,357            96

Net earnings                                  --           --           --            --
Common stock issued, net                      --           --         47,000             1
Termination of 1992 Plan                      --           --        449,732             4
Common stock received in exchange
   for shares issued and cancelled            --           --         (1,000)         --
Cumulative translation adj. and other         --           --           --            --
                                       -----------  -----------  -----------   -----------
Balance at 12/31/94                        183,950  $    36,790   10,055,089   $       101
                                       ===========  ===========  ===========   ===========

(RESTUB TABLE)

                                        Additional      Retained      Cumulative
                                        Paid-In        Earnings     Translation
                                         Capital        (Deficit)     Adjustment    Total
                                        ----------    ------------   -------------  ------
Balance at 12/31/91                    $    26,005   $   (27,411)  $      (386)  $    35,092

Net loss                                      --          (2,447)         --          (2,447)
Common stock issued                            420          --            --             421
Dividends declared on preferred stock         --            (782)         --            (782)
Cumulative translation adj. and other         --             (12)          (26)          (38)
                                       -----------   -----------   -----------   -----------
Balance at 12/31/92                         26,425       (30,652)         (412)       32,246

Net loss                                      --         (10,924)         --         (10,924)
Common stock issued                            343          --            --             344
Warrants issued                                525          --            --             525
Common stock received in exchange
   for shares issued and cancelled            --             (20)         --             (20)
Cumulative translation adj. and other         --            --              (9)           (9)
                                       -----------   -----------   -----------   -----------
Balance at 12/31/93                         27,293       (41,596)         (421)       22,162

Net earnings                                  --          18,424          --          18,424
Common stock issued, net                       161          --            --             162
Termination of 1992 Plan                     4,042          --            --           4,046
Common stock received in exchange
   for shares issued and cancelled              10           (10)         --            --
Cumulative translation adj. and other         --            --             (26)          (26)
                                       -----------   -----------   -----------   -----------
Balance at 12/31/94                    $    31,506   $   (23,182)  $      (447)  $    44,768
                                       ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands, except shares)

                                                             Years ended December 31,
                                                           --------------------------
                                                            1994        1993        1992
                                                            ----        ----        ----
CASH FLOW FROM OPERATING ACTIVITIES:
   Net earnings (loss)                                       $18,424  $  (10,924)  $ (2,447)
   Adjustments to reconcile net earnings (loss) to net
      cash used in operating activities:
      Depreciation                                               628         682        885
      Variable stock option plan accrual                           -       4,046          -
      Changes in assets and liabilities:
         Accounts receivable                                 (24,500)      2,523    (10,465)
         Inventories                                          (3,845)        691     (4,152)
         Tooling and related costs                            (3,359)     (2,212)       134
         Prepaid expenses and other assets                     1,681        (152)      (689)
         Accounts payable                                      4,140       1,449      4,375
         Accrued expenses                                         67      (3,002)       699
         Income taxes payable                                    217        (549)      (113)
         Other                                                     -           -        318
                                                           ---------   ---------   --------
      Net cash used in operating activities                   (6,547)     (7,448)   (11,455)
                                                              -------     -------   --------
CASH FLOW FROM INVESTING ACTIVITIES:
   Investment in land, building and equipment, net              (466)        (82)      (114)
   Repayment of loan due from officer                              -           -      1,116
                                                           ---------   ---------      -----
      Net cash (used in) provided by investing activities       (466)        (82)     1,002
                                                                -----        ----     -----
CASH FLOW FROM FINANCING ACTIVITIES:
   Net borrowings (repayments) under notes payable             6,971      (5,698)     5,698
   Borrowings under long-term debt agreement                       -      14,000          -
   Repayments under long-term debt agreements                   (194)       (191)      (225)
   Dividends declared on preferred stock                           -           -       (782)
   Proceeds from issuance of common stock                        383         344        421
   Repurchase of common stock                                   (221)          -          -
   Other, net                                                    (26)        (29)       (38)
                                                                 ----        ----       ----
      Net cash provided by (used in) financing activities      6,913       8,426      5,074
                                                               -----       -----      -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (100)         896    (5,379)
CASH AND CASH EQUIVALENTS AT  BEGINNING OF YEAR                2,325       1,429      6,808
                                                               -----       -----      -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $2,225      $2,325     $1,429
                                                              ======      ======     ======
  Supplemental disclosure of non-cash activity:

        In 1992, in connection with issuance of 8% Convertible Subordinated Debentures the Company issued warrants for 150,000 shares of common stock which were valued at $525,000.

        In 1994, The Company issued 449,732 shares of common stock in connection with the termination of the 1992 Senior Management Stock Option Plan. (See Note N).

  Supplemental disclosure of cash flow information:

      Cash paid for interest                                $2,656     $ 1,604     $1,387
      Cash paid for income taxes                            $  822     $   574     $  228

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        Years ended December 31, 1994, 1993 and 1992


NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company has been engaged in business since 1957 and was originally incorporated in California on November 6, 1968, and reincorporated in Delaware on August 28, 1987. The Company is engaged in the design, development, marketing and distribution of high quality toys worldwide. The Company's products are primarily manufactured in the People's Republic of China ("China").

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, principally Galco International Toys, N.V. ("Galco"). All significant intercompany accounts have been eliminated in consolidation. Certain amounts in the financial statements of prior years have been reclassified to conform with the current year's presentation.

Revenue Recognition

The Company records a transaction as a sale when inventory is shipped to the customer and title passes. The Company provides for returns using a percentage of gross sales, based on historical experience.

Foreign Currency Translation

The financial statements of Galco have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. All asset and liability accounts have been translated using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. Gains or losses from foreign currency translation adjustments are charged or credited directly to a separate component of shareholders' equity.

Cash and Cash Equivalents

Cash equivalents consist primarily of marketable securities with original maturities of less than ninety days. Cash and cash equivalents are stated at cost, which approximates market values.

Concentration of Credit Risk

Accounts receivable primarily represent balances due from customers. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses. Such losses have generally been within management's expectations.

Inventories

Inventories are stated at lower of cost (first-in, first-out) or market.

Tooling and Related Costs

Costs incurred for tooling and package design are deferred and amortized over the life of the products, which range from one to two years.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992



Prepaid Expenses

Prepaid expenses include costs such as those incurred in the creation of television commercials which are deferred and amortized over their lives which is estimated to be one year or the period the commercial is used, if shorter. On January 1, 1995, the Company implemented SOP 93-7 "Reporting on Advertising Costs." Implementation of the new standard will have no material impact on the financial statements. Prepaid expenses also include prepaid insurance, prepaid samples, prepaid advertising media, and royalty advances.

Land, Building and Equipment

Land, building and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, or the term of the applicable lease, whichever is less. Estimated useful lives are 35 years for building and building improvements, 1 to 12 years for leasehold improvements, 5 years for office furniture, fixtures and equipment (including computer equipment), and 3 to 6 years for vehicles.

Income Taxes

In 1993, the Company retroactively adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. Adoption of SFAS 109 did not have a material effect on the financial statements.

Earnings Per Share

Primary earnings per share is based on the net earnings (loss) applicable to common shares, after providing for the dividends in arrears on the preferred stock, for the year divided by the weighted average number of common and common equivalent shares outstanding. Primary earnings per share for the year ended December 31, 1994 have been adjusted by common equivalent shares resulting from the assumed exercise of common stock options and stock warrants. Primary earnings per share for the years ended December 31, 1993 and 1992 have not been adjusted by common equivalent shares since the effect would be anti-dilutive. Fully diluted earnings per share for the year ended December 31, 1994 includes the effect of the assumed conversion of the $17 Convertible Exchangeable Preferred Stock and the 8% Convertible Subordinated Debentures into common stock. Fully diluted earnings per share for the years ended December 31, 1993 and 1992 were the same as primary earnings per share since the effect of the assumed conversion is anti-dilutive.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


NOTE B - Accounts Receivable, Net

                                                                                  (in thousands)
                                                                                    December 31,
                                                                           --------------------------
                                                                              1994              1993
                                                                              ----              ----
Trade receivables                                                            $65,757           $38,437
Provisions for:
  Advertising allowances                                                     (2,900)            (1,400)
  Return of defective goods                                                    (900)            (1,600)
  Markdowns and discounts                                                    (3,400)            (1,400)
  Doubtful accounts                                                            (897)              (849)
                                                                           --------           --------
     Net trade receivables                                                    57,660            33,188
Other receivables                                                                223               195
                                                                            --------          --------
                                                                             $57,883           $33,383
                                                                             =======           =======

On May 15, 1991, the Company entered into an amended maturity factoring agreement which provided for ledgering and collection of submitted accounts. In addition, the factor assumed the credit risk for submitted accounts based generally on pre-established customer credit criteria. A fee of 0.7% to 1.0% of the gross invoice amounts was paid to the factor. This agreement ended on March 31, 1993 and was not renewed.


NOTE C - Inventories

                                                                                   (in thousands)
                                                                                    December 31,
                                                                               1994              1993
                                                                            --------------------------
Finished goods                                                               $15,596           $10,363
Raw materials and parts                                                        1,228             2,616
                                                                            --------          --------
                                                                             $16,824           $12,979
                                                                             =======           =======


                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


NOTE D - Land, Building and Equipment, Net

                                                                                   (in thousands)
                                                                                     December 31,
                                                                            ---------------------------
                                                                                1994              1993
                                                                                ----              ----
Land and building                                                            $ 9,564           $ 9,402
Office furniture, fixtures and equipment                                       4,360             4,310
Leasehold improvements                                                           787               787
Vehicles                                                                         104               161
                                                                             -------           -------
                                                                              14,815            14,660
Less accumulated depreciation                                                  6,415             6,098
                                                                              ------            ------

                                                                             $ 8,400           $ 8,562
                                                                             =======           =======



NOTE E - Notes Payable

The Company was party to a loan and security agreement (the "Loan Agreement") with Congress Financial Corporation (Central) (the "Lender") which made available to the Company through March 31, 1995 a line of credit up to $30 million. Borrowing availability was determined by a formula based on accounts receivable. The current interest rate was prime plus 2%; the rate will increase by 0.25% if the increase in the credit occurs. In consideration for entering into the Loan Agreement, the Company paid a $375,000 fee. The deferred loan fee is included in other assets and is being amortized using a straight-line method over the term of the loan. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The Loan Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.

The Company has entered into a new agreement which increases and extends the line of credit through March 31, 1997 and reduces the rate of interest. (See Note Q for a description of the new agreement).

The maximum outstanding borrowings, average outstanding balances and weighted average rates of interest for notes payable were as follows:

                                                                                    (in thousands)
                                                                                1994              1993
                                                                                ----              ----

Maximum outstanding at month end                                             $18,209           $18,663
Average outstanding amount during the year                                     4,184             7,322
Weighted average interest rate for the year                                      9.7%              8.1%

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992



NOTE F - Income Taxes

Earnings (loss) before income taxes and the provision for income taxes are as follows:


                                                       (in thousands)
                                                   Years ended December 31,
                                                   ------------------------
                                               1994         1993          1992
                                               ----         ----          ----
Earnings (loss) before income taxes:
  Domestic                                    $18,861     $(10,806)    $(5,346)
  Foreign                                         341         (109)      3,137
                                             ---------   -----------   --------
                                              $19,202     $(10,915)    $(2,209)
                                              =======     =========    ========
Provision for income taxes:
Current:
  Federal                                        $490     $      -     $     -
  State                                           201            -           -
  Foreign                                          87            9         238
                                            ---------     ---------     -------
                                                  778            9         238
Deferred:
  Federal                                           -            -           -
  State                                             -            -           -
  Foreign                                           -            -           -
                                            ---------     ---------     -------
                                             $    778    $       9      $  238
                                            =========    ==========     =======

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992



Deferred tax liabilities (assets) consist of the following:

                                                       (in thousands)
                                                   Years ended December 31,
                                                   ------------------------
                                               1994         1993          1992
                                               ----         ----          ----
Prepaid expenses                               $1,586        $2,065      $1,697
Other temporary differences                       705           647         624
                                              -------     ---------     -------


Gross deferred tax liabilities                  2,291         2,712       2,321
                                              -------     ---------     -------

Accrued expenses                                (939)        (1,377)    (1,980)
Defectives provision                            (315)          (560)    (1,020)
Other temporary differences                   (2,970)        (1,936)    (1,542)

Net operating loss carryforwards              (4,037)       (11,128)    (8,519)
Research and development tax credit
 carryforward                                   (765)          (765)      (765)
Other                                           (944)          (765)      (666)
                                              -------     ---------     -------
Gross deferred tax assets                     (9,970)       (16,531)   (14,492)
                                              -------     ---------     -------
Deferred tax assets valuation allowance        7,679         13,819     12,171
                                              -------     ---------     -------
                                            $      -     $        -    $     -
                                             ========     =========     =======

The net change in the valuation allowance for deferred tax assets was an increase (decrease) of ($6,140,000), $1,648,000 and $2,589,000 in 1994, 1993
and 1992, respectively.

The provision for income taxes differs from the provisions determined by applying the applicable U.S. statutory federal income tax rates to pretax income as a result of the following differences:


                                                   Years ended December 31,
                                                   ------------------------
                                               1994         1993          1992
                                               ----         ----          ----
Federal income taxes (benefit)
  at the U.S. statutory rate                   35.0%       (34.0%)       (34.0%)
Increase (decrease) in income taxes
   resulting from:
    Effects of U.S. and foreign income
      taxes on foreign operations              (0.2)         0.1          10.8
    State income taxes, net of loss
      carryforwards, less federal
      tax benefits                              0.9            -             -
    Loss carryback/carryforward               (31.6)        34.0          34.0
                                            -------         ------       ------
                                                4.1%         0.1%         10.8%
                                            =======         ======       ======

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


During 1993, the Company settled with the Internal Revenue Service (IRS) and the California Franchise Tax Board (CFTB) regarding audits of the years 1982 through 1990 for federal purposes and 1983 through 1989 for California purposes. The Company adequately provided for the amounts settled with the IRS and the CFTB.

At December 31, 1994, the Company had federal and California net operating loss carryforwards for income tax purposes of approximately $11,500,000 and $1,000,000, respectively. The federal and California carryforwards expire in different years through the year 2008 and 1998, respectively. The Company also has federal minimum tax credit carryforwards of $944,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in different years through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized.

No domestic deferred taxes have been provided on unremitted earnings of the foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings for which the Company has not provided taxes, which may be payable on distribution, were approximately $5,500,000 as of December 31, 1994. No foreign taxes will be withheld on the distribution of the untaxed earnings.


NOTE G - Leases

The Company leases its domestic warehouse and showroom facilities, and its facilities in Hong Kong. The leases have been classified as operating leases and are for terms expiring at various dates through 1998. Under the terms of the facility leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The Company has a lease option on the domestic warehouse to renew for one five-year term.

Future minimum lease payments for all noncancellable operating leases as of December 31, 1994 (in thousands) are as follows:



           Years ending December 31,

                     1995                                    $1,452
                     1996                                       695
                     1997                                       239
                     1998                                        49
                                                           --------
                                                             $2,435
                                                           ========

Net rental expense for the years ended December 31, 1994, 1993 and 1992 was $1,515,000, $1,449,000 and $1,839,000, respectively.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992



NOTE H - Accrued Expenses

                                                          (in thousands)
                                                           December 31,
                                                       ---------------------
                                                      1994              1993
                                                      ----              ----
[S]                                               [C]                [C]
Accrued advertising                                $    272           $ 2,582
Accrued royalties                                     6,039             4,709
Accrued expense related to
 variable stock option plan                               -             4,046
Accrued compensation and commissions                  3,875               745
Accrued freight and duty                              1,483             1,527
Accrued interest                                      1,108             1,296
Accrued purchase commitments                          1,320             1,900
Other accrued expenses                                  842             2,111
                                                    -------            ------
                                                    $14,939           $18,916
                                                    =======           =======

In 1993, the United States Customs Service ("Customs") completed the on-site audit of duty due on importations of goods into the United States during 1988 through 1991. Customs has issued to the Company a notice stating that it is contemplating the formal issuance of a demand claim wherein it would set forth the amount they seek to recover. Management believes the recorded provisions at December 31, 1994 are adequate to cover the final settlement.

NOTE I - Long-Term Debt


                                                           (in thousands)
                                                            December 31,
                                                          ----------------
                                                       1994              1993
                                                       ----              ----
[S]                                                 [C]               [C]
8% Convertible Subordinated Debentures due
 and payable on November 30, 2000,
 interest paid semi-annually                         $14,000           $14,000
Mortgage secured by headquarters land
 and building, payable in monthly
 installments of $55,314 (principal
 and interest) through November 30, 1996
 when the remaining outstanding balance
 is due, interest rate 10.3%                           4,616             4,783
Other                                                      -                28
                                                    --------          --------
                                                      18,616            18,811
Current portion                                          202               203
                                                    --------          --------
                                                     $18,414           $18,608
                                                     =======           =======

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


Payments of principal for the years 1995 and 1996 are $202,000 and $4,414,000, respectively, with $14,000,000 due in the year 2000.

On November 17, 1993, the Company issued in a private placement $14 million in principal amount of 8% Convertible Subordinated Debentures (the "8% Debentures"), at par. The interest is to be paid semi-annually. The 8% Debentures mature on November 30, 2000 and are convertible into shares of the Company's common stock at $9.26 calculated based upon 115% of the average of the Company's closing common stock price for the ten business days ending November 12, 1993. In connection with the 8% Debentures, the Company paid a commission to its investment bankers of $560,000 and issued warrants for 150,000 shares, which were valued at $525,000 and recorded as additional paid-in capital. These deferred loan costs are included in other assets and are amortized using a straight-line method over the term of the loan.


NOTE J - Major Customers

The Company had transactions with one customer, Toys "R" Us, Inc. that accounted for approximately 21% of net revenues in 1994, 1993 and 1992, respectively.


NOTE K - Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering all non-union full-time employees. The plan is qualified under Section 401(a) of the Internal Revenue Code so that contributions to the plan by the Company are not taxable until distributed to employees. Contributions under the plan are at the discretion of the Board of Directors and are subject to the amounts allowable under applicable provisions of the Internal Revenue Code. No Company contributions have been made in 1994, 1993 or 1992.


NOTE L - Litigation

On May 17, 1990, the Company filed a complaint against Nintendo of America, Inc. ("Nintendo") seeking a declaratory judgment and injunctive relief in the United States District Court, Northern District of California (the "District Court"). This complaint sought confirmation of the Company's right to market, distribute and sell its Game Genie product. On June 1, 1990, Nintendo filed a complaint in the same District Court alleging copyright and trademark infringement and seeking a preliminary and permanent injunction and unspecified damages.

On July 3, 1991, the District Court reversed an earlier preliminary injunction against the Company and ruled that the sale of Game Genie products did not infringe on Nintendo's copyrights. Nintendo appealed this ruling through the Ninth Circuit Court of Appeals (the "Appeals Court") and ultimately filed a petition of a Writ of Certiorari with the United States Supreme Court. On March 22, 1993, the Supreme Court rejected Nintendo's petition and, in essence, affirmed the District Court ruling.

Separately, the Company pursued recovery of damages from Nintendo that resulted from the original issuance of the preliminary injunction. On July 6, 1992, the District Court awarded the Company a $15 million damage judgment against Nintendo, which was the maximum amount that could be awarded in light of the $15 million bond that Nintendo had been required to post in the proceedings. Nintendo appealed this damage award, and on February 17, 1994 the Appeals Court unanimously affirmed the District Court's ruling. Subsequently, the Appeals Court rejected an additional Nintendo petition on March 21, 1994.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


On April 11, 1994, Nintendo paid the Company $16.1 million representing the full damage award plus interest and related costs. The Company retained approximately $12.1 million of this amount, and the Company's Game Genie licensors were paid the remaining $4.0 million. Notwithstanding such payment, on June 20, 1994, Nintendo filed a petition for a Writ of Certiorari with the United States Supreme Court, which asked the Supreme Court to review the damage award on a discretionary basis. On October 3, 1994, the Supreme Court rejected Nintendo's petition and affirmed Galoob's right to the full damage award. There is no further basis for appeal by Nintendo.

Nintendo's original trademark claim and the Company's original anti-trust cross-claim against Nintendo were severed from the copyright claims that were adjudicated on July 3, 1991. On January 18, 1995 these claims were dismissed with prejudice by Nintendo and Galoob, respectively. The Nintendo Game Genie infringement lawsuit is now complete.

The Company is involved in various other litigation and legal matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position.

NOTE M - Shareholders' Equity

In 1989, the Company issued 183,950 authorized shares of $17 Convertible Exchangeable Preferred Stock with a $200 liquidation value (the "Preferred Stock") and deposited them with a U.S. Bank (the "Depositary") and sold in a public offering an aggregate of 1,839,500 Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares") at a price of $20 per share. Each Depositary Share represents 1/10th share of Preferred Stock and has a cumulative dividend rate of $1.70 per annum, payable quarterly, and may be converted into common stock at the option of the holders at an initial price of $16.875 per share of common stock.

The Depositary Shares are redeemable in whole or in part at any time, at the option of the Company, at redemption prices ranging from $21.36 to $20.00 plus dividends accrued and unpaid to the redemption date, provided certain redemption requirements are met which are based on the market price of the Company's common stock.

The entire issue of Depositary Shares (in multiples of ten) and the entire issue of Preferred Stock is exchangeable, at the option of the Company, on any dividend payment date for the Company's 8-1/2% Convertible Subordinated Debentures due October 1, 2014 (the "8-1/2% Debentures") at the rate of $20.00 principal amount of 8-1/2% Debentures for each Depositary Share. At any time following the occurrence of certain change in control transactions, each holder of Depositary Shares, the Preferred Stock, or of 8-1/2% Debentures, as the case may be, has the right to cause the Company to exchange the Depositary Shares (in multiples of ten), the Preferred Stock or the 8-1/2% Debentures, as the case may be, for the Company's Subordinated Debentures due October 1, 2014 (the "Reset Debentures").

As long as the Preferred Stock, the 8-1/2% Debentures, or the Reset Debentures are outstanding, the Company will be subject to limitations on the payment of certain common stock dividends and other distributions and on the purchase, redemption, or other acquisition of capital stock. No common stock dividends may be paid unless the Preferred Stock dividends are current. The Company has reserved 2,180,148 shares of common stock for the conversion of the Preferred Stock.

On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the Company's Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of September 30, 1995, the dividend was cumulatively fourteen quarters in arrears, representing a total dividend arrearage of $11.0 million. By the terms of the Certificate of Designations for the Company's Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company has consistently maintained that it

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


is not in its best interest to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. Based upon recent results, the Company has been evaluating its alternatives with regard to the Preferred Stock. The net earnings (loss) per share calculation includes a provision for the Preferred Stock dividends in arrears. No common stock dividends may be paid unless all Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the Preferred Stock exercised their right to elect two directors to the Board of Directors of the Company.

In 1990, the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Each Right will entitle holders of the Company's common stock to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an exercise price of $43.00, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common stock (other than pursuant to certain transactions involving the Company) (an "Acquiring Person") or announces a tender or exchange offer that would result in such person or group beneficially owning 20% or more of the common stock (other than a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair).

If any person becomes the beneficial owner of 20% or more of the common stock (other than pursuant to certain transactions involving the Company or a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair), or an Acquiring Person engages in certain "self-dealing" transactions including a merger in which the Company is the surviving corporation, each Right not owned by such Acquiring Person will enable its holder to purchase, at the Right's then-current exercise price, shares of the common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or if the Company sells or transfers 50% or more of its assets or earning power, each Right not owned by such Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a value of twice the Right's exercise price.

The Rights will expire January 17, 2000 or they may be redeemed by the Company at $.0l per share prior to that date. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.


NOTE N - Stock Options and Warrants

The Board of Directors and the shareholders adopted an Employee Stock Option Plan in 1984 (the "1984 Plan"). During 1994, the 1984 Plan was amended to extend the plan until April 20, 2004 and to increase the aggregate number of shares available under the 1984 Plan. The 1984 Plan authorizes the Board of Directors to grant to officers and employees of the Company and certain of its subsidiaries options to purchase up to an aggregate of 1,589,997 common shares. Stock options are exercisable in accordance with the determination of the Board of Directors made at the time of their grant, and expire not more than ten years after the date of grant. Stock options granted in 1994, 1993 and 1992 were at 100% of market price.

At December 31, 1994, 541,205 shares remain available for future grants.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


Stock option activity pursuant to the 1984 Plan is summarized as follows:

                                        1994            1993            1992
                                        ----            ----            ----
Options outstanding:
  At January 1                       275,399           320,608          239,062
  Granted                            161,000           120,000          190,000
  Exercised                          (97,000)          (14,800)         (25,000)
  Cancelled                           (7,500)         (150,409)         (83,454)
                                   ---------         ---------         --------
  At December 31                     331,899           275,399          320,608
                                    ========          ========         =======
Options exercisable:
  At December 31                     181,899           174,149          320,608
                                    ========          ========         =======

Option prices per share:
  Granted                         $5.75-8.38        $3.25-7.38       $3.88-5.63
  Exercised                        3.25-5.63              3.00             3.00
  Cancelled                        3.00-6.13         3.00-6.38        2.66-4.78


In 1992, the Board of Directors and the shareholders adopted the 1992 Senior Management Stock Option Plan (the "1992 Plan"), a variable stock option plan. Under the 1992 Plan 800,000 shares were reserved and options for 800,000 shares were issued and outstanding at December 31, 1993. These options vest over three years and expire after ten years. The initial exercise prices were $5.625 for 700,000 shares and $3.25 for 100,000 shares, respectively, the market prices on the dates granted. The exercise prices were adjusted downward on a pro-rata basis as the trading price of the stock increased above the initial exercise price so that the exercise price would be $.0l when the trading price of the stock was $19.00.

Generally accepted accounting principles ("GAAP") for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the common stock underlying an option and the option price as of December 31, 1993. The sharp rise in the price of the Company's common stock during the fourth quarter of 1993, therefore, required a charge to earnings.

The Company believed that the application of GAAP could have resulted in large and repeated future distortion to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, the Board of Directors of the Company ("Board") terminated the 1992 Plan, subject to shareholder approval. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of $4,046,000 and recorded a non-recurring, non-cash charge to earnings. In addition, in connection with the termination of the 1992 Plan, the Company granted an aggregate of 449,732 shares of common stock to the holders of the cancelled options, also subject to shareholder approval. In the second quarter

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992


of 1994, subsequent to the approval by the shareholders, the Company eliminated the accrued liability of $4,046,000 and increased shareholders' equity by the same amount for the common stock issued.

Also, on January 26, 1994 the Board adopted the 1994 Senior Management Stock Option Plan (the "1994 Plan"), subject to shareholder approval. Each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the common stock of the Company at the time of the Board actions. The shareholders approved the 1994 Plan in June 1994.

On March 11, 1986, the Company issued warrants to purchase 15,000 shares of common stock at $7.83 per share. On July 7, 1988, in consideration for entering into a credit agreement, the Company issued warrants to purchase 785,732 shares of common stock at $4.50 per share. One half of the warrants issued on July 7, 1988 were repurchased on May 25, 1989 for $400,000. On May 4, 1990, the Company issued warrants to purchase 100,000 shares of common stock at $10.00 per share. On December 11, 1991, the Company issued warrants to purchase 25,000 shares of common stock at $4.375 per share. On November 17, 1993, the Company issued warrants relating to the 8% Debentures to purchase 150,000 shares of common stock at $9.50 per share.

The Company granted 1,000 shares of common stock at no cost to each employee of the Company and Galco on November 8, 1991 and on January 2, 1992, respectively. The shares vested one year from the date of grant and resulted in the issuance of 84,000 shares of common stock in 1992 and 75,000 shares of common stock on January 3, 1993. The $650,000 compensation cost related to this plan was charged to expense over the vesting period.


NOTE O - Related Party Transactions

The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years. One of the Company's directors is a partner of Shereff, Friedman, Hoffman & Goodman, LLP. The total amount of fees paid to Shereff, Friedman, Hoffman & Goodman, LLP in 1994 and 1993 were approximately $0.2 million and $0.2 million, respectively, exclusive of the director's fees paid to Martin Nussbaum, a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP, as compensation for his service as Chairman of the Executive Committee of the Board of Directors.

The Company has retained the insurance brokerage services of Rollins Hudig Hall ("RHH") in recent years. One of the Company's directors is the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of RHH. The total amount of insurance premiums paid to RHH in 1994 and 1993 were approximately $1.4 million and $1.0 million, respectively.

In 1994, the Company sold its minority interest in Galoob Toys Canada, Inc., which continues to act as the Company's distributor in Canada and which accounted for less than 5% of the Company sales.

NOTE P - Expenses Related to Resignations of Former Officers

During 1991, the Company's former chief executive officer resigned. In addition, during 1991 and 1992, certain senior officers resigned and the Company underwent a reorganization which included employee layoffs. Related expenses incurred in 1992 were $2.2 million.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992



NOTE Q - Subsequent Event

On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with the Lender. The New Agreement extends through March 31, 1997 and provides a line of credit of $40 million, with provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on qualified assets. The interest is at prime rate plus 1% (1% lower than the rate applicable to the old Loan Agreement). In consideration for entering into the New Agreement, the Company paid a $100,000 fee; additional fees will be paid if the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.


NOTE R - Segment Information

The Company's operations are in one industry segment: the sale of toys primarily to major retail outlets. The Company operates in two primary geographic areas, the U.S. and Europe, and there are no sales between geographic areas.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                        Years ended December 31, 1994, 1993 and 1992



Information about the Company's operations in different geographic locations for 1994, 1993 and 1992 is as follows:

                                                 (in thousands)
                           United States             Foreign      Consolidated
                          --------------             -------      -------------
1994
Net revenues from
  unaffiliated customers     $119,702               $59,090           $178,792
Earnings (loss) before
  income taxes                 17,360                 1,842             19,202
Identifiable assets at
  December 31, 1994            87,653                13,113            100,766

1993
Net revenues from
  unaffiliated customers       88,821                45,513            134,334
Earnings (loss) before
  income taxes                (10,806)                 (109)           (10,915)
Identifiable assets at
  December 31, 1993            61,706                 9,299             71,005

1992
Net revenues from
  unaffiliated customers      108,266                58,014            166,280
Earnings (loss) before
  income taxes                 (5,346)                3,137             (2,209)
Identifiable assets at
  December 31, 1992            55,700                15,904             71,604

NOTE S - Quarterly Financial Data (Unaudited)

Quarterly financial data for 1994 and 1993 are summarized in the following table:


                          (in thousands, except per share amounts)

                                                        Net      Net Earnings
                              Net        Gross     Earnings        (Loss) Per
                         Revenues       Margin       (Loss)      Common Share
                         --------       ------     --------      ------------
  1994
  ----
  lst Quarter             $30,235      $12,673     $(1,648)           $(0.25)
  2nd Quarter              33,720       12,601        9,753             0.91
  3rd Quarter              50,273       19,937        3,909             0.30
  4th Quarter              64,565       28,994        6,410             0.55

  1993
  ----
  lst Quarter             $27,341      $11,250     $(1,439)           $(0.23)
  2nd Quarter              26,769        9,056      (3,490)            (0.45)
  3rd Quarter              37,692       14,265        (389)            (0.12)
  4th Quarter              42,532       16,888      (5,606)            (0.67)

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                            CONDENSED CONSOLIDATED BALANCE SHEETS
                                       (in thousands)


                                        Sept 30         Sept 30    December 31
                                          1995            1994         1994
                                        -------         -------    -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents           $    3,758       $   3,094      $   2,225
  Accounts receivable                     65,873          55,050         57,883
  Inventories                             19,236          14,356         16,824
  Tooling and related costs                7,298           5,594          8,379
  Prepaid expenses and other assets       11,885           5,907          5,492
                                       ----------      ----------     ----------
     TOTAL CURRENT ASSETS                108,050          84,001         90,803
LAND, BUILDING AND EQUIPMENT, NET          8,168           8,428          8,400
OTHER ASSETS                               1,126           1,224          1,563
                                       ----------      ----------     ----------
                                       $ 117,344       $  93,653       $100,766
                                        =========       =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                      $    25,312     $     5,653    $     6,971
  Accounts payable                        18,968          12,569         14,973
  Accrued expenses                        10,921          17,829         14,939
  Income taxes payable                       248             562            499
  Current portion of long-term debt          214             204            202
                                     ------------  -------------- -------------
     TOTAL CURRENT LIABILITIES       $    55,663      $   36,817     $   37,584

LONG-TERM DEBT                            18,256          18,258         18,414
SHAREHOLDERS' EQUITY:
  Preferred stock
     Authorized 1,000,000 shares
     Issued and outstanding
     183,950 shares of $17
     Convertible Exchangeable
     Preferred Stock at $200
     liquidation value per share          36,790          36,790         36,790
  Common Stock, par value $.01
     per share
     Authorized 50,000,000 shares
     Issued and outstanding
     10,077,265 shares, 10,104,589
     shares and 10,055,089 shares            101             101            101
  Additional paid-in capital              31,671          31,726         31,506
  Retained earnings (deficit)            (24,690)        (29,591)       (23,182)
  Cumulative translation adjustment         (447)           (448)          (447)
                                      -----------   -------------   ------------
     TOTAL SHAREHOLDERS' EQUITY           43,425          38,578         44,768
                                      -----------     -----------    -----------
                                      $  117,344      $   93,653      $ 100,766
                                      ===========      ==========      =========


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                          (in thousands, except per share amounts)
                                         (Unaudited)


                                  Three Months Ended          Nine Months Ended
                                       Sept 30                   Sept 30
                                  ------------------        -------------------
                                 1995           1994        1995           1994
                                 ----           ----        ----           ----

Net revenues                $  65,518     $ 50,273       $ 137,078    $ 114,227
Costs of products sold         40,369       30,336          89,945       69,017
                           ----------    ---------     -----------  -----------
Gross margin                $  25,149     $ 19,937      $   47,133   $   45,210
Operating expenses:
  Advertising and
   promotion                    8,077        7,267          17,739       19,483
  Other selling and
   administrative               7,640        6,142          22,476       17,468
  Research and
   development                  1,729        1,930           6,195        6,470
                           -----------   ----------    ------------ ------------
  Total operating
   expenses                    17,446       15,339          46,410       43,421
                            ----------    ---------     -----------  -----------
Earnings (loss) from
 operations                     7,703        4,598             723        1,789

Net proceeds from
 Nintendo award                     0            0               0       12,124
Interest expense                 (970)        (597)         (2,357)      (1,730)
Other income (expense),
 net                              104           71             213          308
                            ----------    ---------     -----------  -----------

Earnings (loss) before
 income taxes                   6,837        4,072         (1,421)       12,491
Provision for income
 taxes                              0          163              0           477
                            ----------    ---------     -----------  -----------
Net earnings (loss)             6,837        3,909         (1,421)       12,014
Preferred stock
 dividends in arrears             781          781           2,345        2,345
                            ----------    ---------     -----------  -----------
Net earnings (loss)
 applicable to common
 shares                     $   6,056    $   3,128    $    (3,766)    $   9,669
                            ==========    ==========  =============  ==========

Common shares and common
 share equivalents
 outstanding - average         10,373       10,363          10,068       10,047
Net earnings (loss)
  per common share:
  Primary                   $    0.58    $    0.30    $    (0.37)    $     0.96
  Fully Diluted             $    0.50    $    0.29    $    (0.37)    $     0.91


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                       CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       (in thousands)


                                                           (Unaudited)
                                                     Nine Months Ended Sept 30
                                                      1995              1994
                                                    ------              -------

CASH FLOW FROM OPERATING ACTIVITIES:
   Net earnings (loss)                              $ (1,422)      $  12,014
   Adjustments to reconcile net earnings
    (loss) to net cash (used in) operating
    activities:
      Depreciation                                       130             486
      Changes in assets and liabilities:
         Accounts receivable                          (7,990)        (21,667)
         Inventories                                  (2,412)         (1,377)
         Tooling and related costs                     1,081            (574)
         Prepaid expenses and other assets            (5,956)          1,605
         Accounts payable                              3,995           1,735
         Accrued expenses                             (4,006)          2,756
         Income taxes payable                           (251)            280
                                                    -----------   ------------
      Net cash provided by (used in)
       operating activities                          (16,831)         (4,742)
                                                   ------------    ------------

CASH FLOW FROM INVESTING ACTIVITIES:
   Investment in land, building and equipment, net       102            (352)
                                                   ------------    ------------
      Net cash provided by (used in) investing
       activities                                        102            (352)
                                                   ------------    ------------

CASH FLOW FROM FINANCING ACTIVITIES:
   Net borrowings (repayments) under notes
     payable                                          18,341           5,653
   Repayments under long-term debt agreements          (158)           (146)
   Proceeds from issuance of common stock                79             382
   Other, net                                             0             (26)
                                                  ------------   --------------
      Net cash provided by (used in)
       financing activities                          18,262           5,863
                                                  ------------   --------------
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                           1,533             769
CASH AND CASH EQUIVALENTS AT  BEGINNING OF
PERIOD                                                2,225           2,325
                                                  ------------   --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD         $  3,758      $    3,094
                                                  ============   ==============


The accompanying notes are an integral part of these Consolidated Financial Statements.

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                    NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                       THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995
                                         (Unaudited)


NOTE A  - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated balance sheets as of September 30, 1995 and 1994 and the condensed consolidated statements of operations for the three and nine month periods ended September 30, 1995 and 1994 and the condensed consolidated statements of cash flows for the nine month periods ended September 30, 1995 and 1994 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

The results of operations for the three and nine month periods ended September 30, 1995 and 1994 may not necessarily be indicative of the operating results for the full year. Certain amounts in the financial statements have been reclassified to conform with the current year's presentation.

NOTE B  - CREDIT AGREEMENT

The Company was party to a loan and security agreement (the "Loan Agreement") with Congress Financial Corporation (the "Lender") which made available to the Company through March 31, 1995 a line of credit up to $30 million. Borrowing availability was determined by a formula based on accounts receivable. The interest rate was prime plus 2%.

On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with the Lender. The New Agreement extends the loan term through March 31, 1997 and provides a line of credit of $40 million, with a provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on both accounts receivable and inventories. The interest rate is prime plus 1% (1% lower than the rate applicable to the previous Loan Agreement). In consideration for entering into the New Agreement, the Company paid a $100,000 fee; additional fees will be due if the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividend payments may not be made without the prior consent of the Lender.

NOTE C  - INVENTORIES
(in thousands)

                                     September 30               December 31
                                   ------------------          --------------
                                   1995         1994                1994
                                   ----         ----                ----
Finished goods                 $  18,521        $ 11,337           $ 15,596
Raw materials and parts              715           3,019              1,228
                              ----------       ---------           -----------
                               $  19,236        $ 14,356           $ 16,824
                              ----------        --------           -----------

                          LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                    NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995 (Continued)
                                         (Unaudited)


NOTE D  - INCOME TAXES

At December 31, 1994, the Company had federal and California net operating loss carryforwards for income tax purposes of approximately $11,500,000 and $1,000,000, respectively. The federal and California carryforwards expire in different years through the year 2008 and 1998, respectively. The Company also has federal minimum tax credit carryforwards of $944,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in different years through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized. The Company expects to utilize a substantial amount of its net operating loss carryforwards by 1996.

No domestic deferred taxes have been provided on undistributed earnings of the Company's foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings were approximately $5,500,000 as of December 31, 1994. No foreign taxes will be withheld on the distribution of the untaxed earnings.

NOTE E  - LEGAL PROCEEDINGS

The Company is involved in various legal and/or litigation matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position.

------------------------------------------------------------------------------

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.
                    ------------------------
                       TABLE OF CONTENTS

                                                             Page
                                                             ----
Prospectus Summary .....................................      2
Risk Factors ...........................................      6
Use of Proceeds ........................................      9
Dividends ..............................................      9
Price Range of Common Stock ............................     10
Capitalization .........................................     11
Selected Consolidated Financial Data ...................     12
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations .........................................     13
Business ...............................................     20
Management .............................................     27
Executive Compensation .................................     32
Principal Stockholders .................................     38
Selling Stockholders ...................................     40
Plan of Distribution ...................................     42
Certain Transactions ...................................     43
Description of Capital Stock ...........................     43
Legal Matters ..........................................     50
Experts ................................................     50
Available Information ..................................     51
Index to Financial Statements ..........................    F-1


             1,414,422 Shares of Common Stock


                 LEWIS GALOOB TOYS, INC.


                      ------------
                       PROSPECTUS
                      ------------


                   ________________, 1996





                                PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

                        The following table sets forth the estimated costs and expenses in connection with the issuance and distribution of the securities being registered, other than underwriting commissions and discounts:

SEC registration fee             $6,310.03
Accounting fees and expenses*    $2,500.00
Legal fees and expenses*        $20,000.00
Printing costs*                  $5,000.00
Miscellaneous*                   $1,189.97
                                ----------
Total                           $35,000.00
                                ==========
_____________

*  Estimated

                        The Company will pay all expenses of the Company and the Selling Stockholders relating to this Offering.


Item 14.        Indemnification of Directors and Officers.

                        The indemnification of officers and directors of the Company is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-Laws of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the Company to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the Company would have the statutory power to indemnify such persons against the liabilities insured.

                        The Certificate of Incorporation of the Company (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

                        The Certificate also provides that directors, officers, employees and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all expense, liability and loss (including attorneys' fees, judgments, penalties, fines, ERISA excise taxes and judgments, fines and amounts paid or to be paid in settlement) from threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative. The Certificate further provides that, to the extent permitted by the DGCL, expenses so incurred by any such person in defending an action, suit or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding.

                        The Certificate provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate or By-Laws of the Company, agreement, vote of stockholder or disinterested directors, or otherwise.

                        The Company has obtained directors' and officers' liability and company reimbursement insurance which, among other things (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective Certificate or By-Law provisions.

                        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15.        Recent Sales of Unregistered Securities.

                        In a November 1993 private placement, the Company raised $14,000,000 through the sale of its 8% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures mature on November 30, 2000 and are convertible into 1,511,879 shares of Common Stock based on the current $9.26 conversion price. In connection with the sale of the Debentures, the Company paid a commission to its investment banker of $560,000 and issued it warrants to purchase 150,000 shares of Common Stock, at an exercise price of $9.50 per share.

                        The issuance of the above securities were deemed to be exempt from the registration under the Act, in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

Item 16.        Exhibits and Financial Statement Schedules.

(a)  The following exhibits are filed as part of the Registration Statement:

2.1(1)          Agreement of Merger, dated as of July 6, 1987.
3.1(1)          Certificate of Incorporation.
3.2(1)          Bylaws.
4.1(2)          Form of Certificate for Shares of Common Stock of Registrant.
4.4(a)(3)       Warrant Agreement, dated as of July 7, 1988, between the
                Registrant and Wells Fargo Bank and warrants issued to Wells
                Fargo Bank.
4.4(b)(4)       Warrant Agreement, dated as of December 11, 1991, by and
                between the Registrant and Shereff,  Friedman, Hoffman and
                Goodman, LLP.
4.4(c)(4)       Warrant Agreement, dated as of November 17, 1993, by and
                between the Registrant and Gerard Klauer Mattison & Co., Inc.
4.5(a)(5)       Form of Certificate of Designations of the Registrant's $17.00
                Convertible Exchangeable Preferred Stock.
4.5(b)(6)       Form of Certificate of Designations of the Registrant's Series
                A Preferred Stock.
4.6(5)          Form of Indenture with respect to the Registrant's 8-1/2%
                Convertible Subordinated Debentures due October 1, 2014,
                between the Registrant and Manufacturers Hanover Trust Company
                as Trustee, including form of Convertible Debenture.
4.7(5)          Form of Indenture with respect to the Registrant's Subordinated
                Debentures due October 1, 2014, between the Registrant and
                Manufacturers Hanover Trust Company as Trustee, including form of Debenture.
4.8(5)          Form of Indenture with respect to the Registrant's 8-1/2%
                Senior Subordinated Notes, between the Registrant and
                Continental Stock Transfer & Trust Company, as Trustee,
                including form of Note.
4.9(5)          Form of Deposit Agreement between the Registrant and
                Manufacturers Hanover Trust Company of California as
                Depositary, including form of Depositary Receipt.
4.10(6)         Form of Rights Agreement, dated as of January 17, 1990, between the Registrant and Mellon Securities Trust Company.
4.11(4)         Indenture, with respect to the Registrant's 8% Convertible
                Subordinated Debentures due year 2000, between the Company and
                Continental Stock Transfer & Trust Company, as Trustee,
                including form of Debenture Note.
5.1             Opinion of Shereff, Friedman, Hoffman & Goodman, LLP.
10.1(a)(7)*     Amended and Restated 1984 Employee Stock Option Plan.
10.1(b)(8)*     1994 Senior Management Stock Option Plan.
10.1(c)(9)*     Form of Agreement between each of Mark Goldman, William Catron,
                Lou Novak, Gary Niles, Mark Shepherd, Ronald Hirschfeld and
                H. Alan Gaudie and the Registrant.
10.1(d)(10)*    Form of Amendment No. 1 between each of Mark Goldman, William
                Catron, Lou Novak, Gary Niles, Mark Shepherd, Ronald Hirschfeld
                and H. Alan Gaudie and the Registrant.
10.2(11)*       Profit Sharing Plan.
10.4(10)*       Severance Agreement, dated October 27, 1994, between
                Mark Goldman and the Registrant.
10.5(12)*       Agreement, dated as of December 11, 1991, by and between
                Martin Nussbaum and the Registrant.
10.6(a)*        Agreement, dated July 15, 1995, between William G. Catron and the Registrant.
10.6(b)*        Agreement, dated July 15, 1995, between Loren Hildebrand and the Registrant.
10.6(c)*        Agreement, dated July 15, 1995, between Ronald Hirschfeld and the Registrant.
10.6(d)*        Agreement, dated July 15, 1995, between Gary J. Niles and the
                Registrant.
10.6(e)*        Agreement, dated July 15, 1995, between Louis R. Novak and the
                Registrant.
10.6(f)*        Agreement, dated July 15, 1995, between William B. Towne and the Registrant.
10.7(a)(4)      Securities Purchase Agreement, dated November 17, 1993, by and among the Registrant and the purchasers thereto (the
                "Purchasers").
10.7(b)(4)      Registration Rights Agreement, dated as of November 17, 1993, by and among the Registrant and the Purchasers.
10.7(c)(4)      Loan and Security Agreement, dated as of April 1, 1993, by and among the Registrant and Congress Financial Corporation
                (Central), including form of Revolving Loan Note.

10.7(d)(4)      First Amendment to Loan and Security Agreement, dated as of
                November 17, 1993.
10.7(e)(10)     Amended and Restated Loan and Security Agreement, dated as of
                March 31, 1995, by and among the Registrant and Congress
                Financial Corporation (Central).
10.9(a)(13)     License Agreement, dated June 16, 1986, by and between
                Funmaker, as Licensor and the Registrant, as Licensee.
10.9(b)(14)     License Agreement, dated May 4, 1990, by and among the
                Registrant as Licensee, Codemasters Software Company, Ltd. and
                Camerica Corporation, Limited.
10.9(c)(14)     Amendment No. 1 dated June 1991 to License Agreement dated
                May 4, 1990.
10.9(d)(14)     Amendment No. 2 dated December 23, 1991 to License Agreement, dated May 4, 1990.
10.9(e)(14)     European License Agreement, dated December 23, 1991, by and between Codemasters Software Company, Ltd. and the Registrant.
10.9(f)(14)     Third Amendment to United States License and First Amendment to
                European License, dated November 4, 1992.
10.9(g)(10)     Fourth Amendment to United States License Agreement, dated
                October 14, 1994.
10.10(13)       Agreement of Purchase and Sale, dated October 22, 1986, by and between ATC Building Company, as Seller, and the Registrant, as Buyer.
10.12(a)(1)     Lease Agreement, dated March 12, 1987, by and between Lincoln
                Alvarado and Patrician Associates, Inc., as Lessor, and the
                Registrant, as Lessee.
10.12(b)(12)    Amendment No. 1 to Lease Agreement.
11              Statement of Computation of Per Share Earnings.
12              Statement of Computation of Rate of Earnings to Fixed Charges
                and Preferred Stock Dividends.
21              Subsidiaries of the Registrant.
23.1            Consent of Price Waterhouse LLP.
23.2            Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in their opinion which appears as Exhibit 5.1).
24              Power of Attorney (included on the signature page).
____________________
(1) Incorporated by reference to the Registrant's Amendment No. 1 to Registration Statement on Form 8-B, filed with the Securities and Exchange Commission (the "Commission") on January 11, 1988.
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-3, filed with the Commission on February 26, 1990.
(3) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1987, filed with the Commission on August 2, 1988.
(4) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1993, filed with the Commission on March 31, 1994.
(5) Incorporated by reference to the Registrant's Registration Statement on Form 8-A, filed with the Commission on October 6, 1989.
(6) Incorporated by reference to the Registrant's Registration Statement on Form 8-A, filed with the Commission on January 23, 1990.
(7) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56585, filed with the Commission on November 23, 1994.
(8) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56587, filed with the Commission on November 23, 1994.
(9) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56589, filed with the Commission on November 23, 1994.
(10) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 31, 1995.
(11) Incorporated by reference to the Registrant's Registration Statement on Form S-1, filed with the Commission on August 12, 1986.
(12) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1991, filed with the Commission on March 30, 1992.
(13) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1986, filed with the Commission on March 31, 1987.
(14) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 31, 1993.
*       Indicates exhibits relating to executive compensation.

(b)     Financial Statements Schedules

        Schedule II - Valuation and Qualifying Accounts and Reserves for the years ended December 31, 1994, 1993 and 1992.

        All other schedules are omitted because they are not applicable or the required information is shown in the Company's consolidated financial statements or the notes thereto.

Item 17.        Undertakings.

        The Registrant hereby undertakes:

                (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

                (2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                Provided, however, that paragraphs (2)(i) and (2)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to the section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

                        Pursuant to the requirements of the Act, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 29th day of January, 1996.

                                        LEWIS GALOOB TOYS, INC.

                                        By:  /s/ Mark D. Goldman
                                             -----------------------------
                                             Mark D. Goldman
                                             President and Chief Executive
                                                 Officer

                               POWER OF ATTORNEY

                        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Mark Goldman and William B. Towne, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and on his or her behalf, and in his or her name, place and stead, in any and all capacities to execute and sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Company hereby confers like authority on its behalf.

                        Pursuant to the requirements of the Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURE                       TITLES                                  DATE
---------                       ------                                  ----

/s/ Mark D. Goldman             President, Chief Executive              January 29, 1996
-------------------             Officer and Director
Mark D. Goldman


/s/ William B. Towne            Executive Vice President,               January 29, 1996
-------------------             Finance and Chief Financial Officer
William B. Towne


/s/ Andrew Cavanaugh            Director                                January 29, 1996
-------------------
Andrew Cavanaugh


/s/ Paul A. Gliebe, Jr.         Director                                January 29, 1996
-----------------------
Paul A. Gliebe, Jr.


/s/ Scott R. Heldfond           Director                                January 29, 1996
---------------------
Scott R. Heldfond


/s/ Hoffer Kaback               Director                                January 29, 1996
---------------------
Hoffer Kaback



SIGNATURE                       TITLES                                  DATE
---------                       ------                                  ----

/s/ S. Lee Kling                Director                                January 29, 1996
---------------------
S. Lee Kling


/s/ Roger Kowalsky              Director                                January 29, 1996
---------------------
Roger Kowalsky


/s/ Martin Nussbaum             Director                                January 29, 1996
---------------------
Martin Nussbaum


                                Director                                January 29, 1996
---------------------
George Riordan